U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-SB

AMENDMENT NO. 3 TO GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

ComputerXpress.com, Inc.
(Name of Small Business Issuer in its charter)

Nevada                                           86-0853156
----------------------------------             ------------------
(State or other jurisdiction of                I.R.S. Employer
incorporation or organization)                 ID. No.)

79811A Country Club Dr.
Bermuda Dunes, CA                                 92201
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(Address of principal executive offices)       (Zip Code)

Issuer's telephone number, including area code 760-345-2400
----------------------------------             ------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class               Name of each exchange on which
                                  to be so registered each class
                                  is to be registered

None                                           N/A
----------------------------------             ------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, $.001 par value
-----------------------------------------------------------------
                         (Title of class)


Item 1.         Description of Business

Business Development

The Company was incorporated in the State of Nevada on January 15, 1997, under the original name of Stop-N-Sock, Ltd. Its predecessor entity, Stock-N-Sock "SEED", was a California Limited Partnership formed in 1996 to develop a high-tech driving range. Up until March 1, 1999, the Company was engaged in the business of development of its Coachella Valley real estate into a driving range. On March 1, 1999, consistent with the Company's agreement to purchase the assets of another Nevada corporation, COSTPLUSFIVE.COM, INC., which was incorporated on January 25, 1999, and is now defunct (hereinafter referred to as "CP1." The Company attempted to change its name to CostPlusFive.com, Inc. and changed its business to a wholesale buying club, specializing in the sale of high quality, multimedia computer systems, and peripherals (external hardware items, such as modems) via the Internet. The Company entered into an agreement on February 16, 1999, to acquire the assets of CP1 Inc." for 17 million shares of Company common stock. CP1 was a corporation, separate and apart from the Company. The assets consisted of goodwill, and inventory and equipment located in nine separately owned retail computer stores; as follows: one store in Rockville, Maryland, owned by Bill Barker; one store in Tuscon, AZ, owned by Frank Scivally; two stores in Houston, Texas, owned by Lee Jackson and Tom Mitchell, respectively; one store in Boise, Idaho, owned by Paul Graham; one store in Grapevine, Texas, owned by Mahlon Meier; one store in Bedford, Texas, owned by John Fecteau; and one store in Phoenix, AZ, owned by Don Smallman. On March 1, 1999, the Company issued 6,984,000 of the 17 million shares in performance of the agreement. Shortly thereafter, the Company discovered that the charter of CP1's corporate charter had been revoked for non payment of fees to the Secretary of the State of Nevada, and that financial statements presented to the Company during the due diligence process, did not represent the true financial condition of two stores owned by Lee Jackson. As a result, the Company rescinded the contract after it discovered that the state of Texas was preparing to close Mr. Jackson's two stores in Houston for non payment of taxes. The Company rescinded the asset purchase contract because the discovery of the financial discrepancies on the two Houston stores made all of the financial statements suspect.

However, Management of the company felt that, given the suspect nature of the financial statements surrounding two of the retail locations, it would be best to run the web site with retail affiliates, instead of purchasing and running the retail stores. Mr. Scivally and Mr. Smallman have a management background in computer systems building and sales, and the Company's management had none. The web site being developed by Smallman and Scivally was generating a lot of traffic. The decision was made to salvage the agreement by acquiring the web site, the trade name, and the expert management team needed to run the company's new business. The retail locations at one time used the trade name, but, as has been disclosed, there were conflicting claims made on the name and the company abandoned it. The plan was proposed to the owners of each store, to affiliate with the store owner, whereby those owners wishing to affiliate with the Company, but retain the responsibility of managing their own stores could do so in exchange for 500,000 shares of common stock for which they would each issue to the company a promissory note in the sum of $125,000. Thereupon, the Company rescinded the asset purchase agreement and offered to instead enter into an agreement to acquire the web site from Frank Scivally and Donald Smallman, and to acquire the domain name, Costplusfive.com, and affiliate with each of the remaining store owners in exchange for a position with the Company. Frank Scivally, Don Smallman, Mahlon Meier, and Bill Barker agreed, but Lee Jackson, Tom Mitchell, Paul Graham and John Fecteau refused. 500,000 shares each in exchange for $125,000 promissory notes were issued to Scivally, Barker, Meier and Smallman, for a total of 2,000,000 shares. The Company canceled 1,240,000 shares of the 6,984,000 issued, and has placed stop transfer orders and is seeking the return of the remaining 5,744,000 shares.

On April 13, 1999, the Company purchased the right to the proprietary website "http://www.costplusfive.com" from Frank Scivally and Donald Smallman by a fully performed oral agreement that was memorialized in minutes of the Board of Directors dated April 13, 1999, which are being filed as an exhibit to this amended registration statement. The terms of the agreement were simply that the Company was acquiring the web site and domain name for recited consideration of $10.00. The Company changed its business to Internet computer sales. The new directors, Frank Scivally, William Barker, Mahlon Meier and Donald Smallman, were installed as a new management team to lead the Company in its new business focus. The web site was roughly developed at the time of the acquisition. The domain name has been registered to Frank Scivally on December 3, 1998. The Company acquired the rights to the domain name and the site in March, 1999, but the domain name was not registered in the Company's name until April 12, 2000. Prior to the acquisition, the web site was an informational web site, which contained information about what products were offered by CostPlusFive affiliates, and what telephone numbers to contact to order products. After the Company acquired the web site, it developed the web site into a fully functional e commerce site.

The Company agreed to buy the trade name, COST PLUS FIVE.COM, INC. from CP1 in February, 1999, but then rescinded the agreement. The domain name, CostPlusFive.com, had been registered to Franklin Scivally, and owned by Franklin Scivally and Donald Smallman. The name, CostPlusFive.com was never a registered trademark or service mark. It was used as the corporate name of the other Nevada corporation. The Company had already submitted an amendment to its articles of incorporation to change its name from Stop-N-Sock, Ltd. to CostPlusFive.com, Inc., which was filed on March 12, 1999. However, the amendment was rejected by the Secretary of the State of Nevada almost immediately after filing. The Company was unaware of the rejection until April 19, 2000 because it was sent to the Company's former agent for service of process, who failed to notify the Company of the rejection. The Company has since changed its name to ComputerXpress.com, Inc. on , to reflect a change in its business focus, and also because Lee Jackson and Tom Mitchell discovered that the Company's amendment to articles of incorporation had been rejected and filed their own articles of incorporation for Cost Plus Five.com, Inc. The Company has also been requested by Cost Plus, who has registered the name, "Cost Plus," to cease using the name "CostPlusFive.com" as a trade name, because it was allegedly too similar to the Cost Plus name as to cause confusion in the minds of the public.

On October 12, 1999, the Company signed a definitive stock purchase agreement to purchase Beverly Boulevard Associates as a wholly owned subsidiary in exchange for 3 million shares of Company common stock. Beverly Boulevard Associates operates two courier services in Southern California under the names, "Corporate Couriers" and "Corporate Legal." Beverly operates out of a two story, 4,000 square foot office building in Los Angeles, where approximately 100 messengers are dispatched daily throughout Southern California. Three million shares were issued (but not delivered) to consummate the purchase, to be exchanged for 100% of the shares of Beverly Boulevard Associates. However, one of the contingencies of the consummation of the agreement was that Beverly Boulevard Associates was to provide financial books and records suitable for auditing for consolidation with the Company's financial statements, and it was not able to do this within a reasonable time, so the transaction was mutually rescinded, and the 3 million shares have been returned to the Company treasury for cancellation.



In General

The Company is in the business of sales of high quality, multimedia computer systems and peripherals through its web site on the Internet, supported by affiliated retail locations in Arizona. The Company's products use components from nationally recognized suppliers as they become available, such as Intel, Advanced Micro Devices, ASUS, Sony, Yamaha and Creative Labs. Distribution is accomplished through a drop-ship arrangement with the Company's suppliers. The product is shipped directly from the supplier to the customer. Customers are invoiced for and pay the Company directly for all products ordered before shipping. The Company's suppliers and the Company have an understanding that the suppliers will not deal directly with the Company's customers without the Company's permission, such as is customary in most retail situations where materials are drop shipped. Therefore, management believes there is little risk that the customer and the supplier will make their own purchase arrangements.

The current operations of the Company are online and telephone sales of computer systems and hardware. The Company formerly offered products at 5% over its wholesale cost. However, this business model did not find acceptance with investors in particular. The Company has undertaken informal studies of its customer base, and has found that approximately 70% of all sales during the past twelve months have come from other businesses, as opposed to the general consumer. As a result of this study, in late January 2000, the Board of Directors decided to drop the 5% over cost business model. The Company will continue to offer online and telephone sales of computer systems and hardware to the public, but the Company will focus on a new emphasis; designing data computer solutions and providing computer systems and hardware to businesses.

The Company currently has three retail affiliate locations to support its Internet sales program. These locations offer after market support and repair services for the Company's customers. The Company originally had four retail affiliate locations in Phoenix, Tuscon, Rockville, Maryland and Bedford, Texas. The Bedford store was closed in September, 1999, and the owner of the Bedford store and former Company president, Mahlon Meier, resigned from his post as president and resigned from the Board of Directors. He subsequently filed a voluntary petition in bankruptcy. The current three retail locations are in Phoenix, Arizona, which is owned by Don Smallman; in Tuscon, Arizona, which is owned by Franklin Scivally; and in Rockville, Maryland, which is owned by William Barker. The Tuscon location operates under the name, "PC Exchange," and has been in operation since September, 1996, and was formerly operated under the name, "Cyber Exchange." The Rockville location operates under the name, "Hytec Exchange," and has been in operation since September, 1996, and was formerly operated under the trade name, "Cyber Exchange." The Phoenix location operates under the name, "ComputerXpress, from inside a PAC MAIL store, and has been in operation since September, 1999. A prior Phoenix location at 4206 East Chandler Boulevard, which was in operation since 1996 under the former trade name, "Cyber Exchange," was closed in September, 1999. The current retail locations are as follows:

     1.  5420 East Broadway Blvd., Suite 234, Tuscon, Arizona.

     2.  12274-C Rockville Pike, Rockville, Maryland.

     3.  3941 East Chandler Blvd., Ste. 106, Phoenix, Arizona.

The Company will seek to expand its affiliated retail locations in the future, by developing additional locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of all computer products offered by the Company, and service. Operators of retail location where the kiosks are located will split 50% of gross profits from all sales and services. The Company is currently seeking affiliates interested in this type of venture with the Company. There can be no assurance that the Company will be successful in obtaining these proposed future affiliated retail locations.

The Company emphasizes business to business sales of computer systems designed to solve particular business data processing and computing requirements. The Company also sells its products to present members of its wholesale buying club at five percent over wholesale price (the cost the Company pays for the product from its suppliers, including shipping and handling). Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells. However, new memberships are no longer being sold, since the Company has changed its emphasis to business to business commerce and has dropped the five percent above wholesale price business model. The Company will continue to sell to its existing members sales are also made to non members on a full retail basis. The last current membership will expire on September 6, 2000. No memberships will be renewed.

The Industry

Retail sales in computer hardware products is a relatively new industry, which is in a constant state of change, due to the advances in microchip technology, which results in the development of more diversified and technologically advanced hardware. Internet sales of computer products is a more recent development. Both of these industries are highly competitive. During the calendar year 1999, the Company's web site has received approximately 11,676 "hits." Management feels this is an indication that the Company has an Internet presence, but does not believe that "hits" have any direct correlation to sales. Management formerly believed that the Company's niche in this industry was the fact that the Company offered a membership, which stimulates customer loyalty, but has since formed the opinion that customer service and product support stimulated customer loyalty with its business customers, and that the general consuming public who shop online pay more attention to price when they shop. This, and the fact that there are a proliferation of Internet computer stores was a factor leading the Company to put an emphasis on business to business commerce. Management originally thought that it was the membership program which stimulated customer loyalty, because, since the Company initiated the membership program for CostPlusFive.com, the Company has found that, in approximately 1500 cases, its member customers will usually call or shop with the Company for peripheral components and associated hardware. This was mainly evident when customers call or shop the Company for upgrades of equipment they have purchased from the Company. Upon reflection of these statistics, management has changed its opinion and now feels that it is the Company's service and product support which accounts for most of the repeat business. Management also believes that customers of the Company are afforded further advantages in that they are able to go to affiliated (not owned) locations in Phoenix, Tuscon, and Rockville, Maryland, for after market support and repairs. The benefits of membership are that members can buy products sold by the Company for a price five percent above the wholesale price paid by the Company. The Company is not selling any more memberships after March 13, 2000, but still offers the same price structure to its current members.

Discontinued Business

The Company was formerly known as Stop-N-Sock, Inc. The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations. Management had plans to erect a high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis.

The Company discontinued the implementation of its planned operation of the driving range when its changed its direction to Internet computer sales. The Company was unable to sell the undeveloped golf range property to satisfy the secured debt on the property, and was unable to justify the raising of capital to service the secured debt. The driving range was in the development stages, and never commenced operations. The Company spent a small amount of cash and issued 245,000 shares from its treasury to purchase the driving range property, subject to a note and two deeds of trust for $867,000, which the Company was to service by paying 10% interest payments. The Company was unable to raise the capital needed to service the debt on the driving range property as of February, 1999, and determined that it was in the best interests of the Company to sell the driving range property. The Company entered into an escrow to sell the property on February 22, 1999 for a net sales price of $1,700,000, payable $100,000 by April 22, 1999, with the balance being paid on or about June 22, 1999. The prospective buyer did not perform by depositing the $100,000 down payment, and the escrow was cancelled. The Company, facing foreclosure on the property, with no means to satisfy the ongoing debt, and having changed its business focus to computer sales, deeded the property in lieu of foreclosure on June 24, 1999 to the secured lenders George and Rita White and Terisa Edwards, who were also stockholders in the Company.

Products

The Company offers a full line of fully customer configurable multimedia computer systems, which means that, as a seller of computer systems, the Company can offer its customers who wish to have a custom made computer system a system of any configuration they desire, using the specific components they wish to use in their custom built system. The Company also offers printers, notebook computers, monitors and scanners, computer cables and related hardware, computer software and games.

Home Entertainment Computer

The Company introduced a product called HECTOR, or "Home Entertainment Computer That Operates Remotely," on October 25, 1999. HECTOR really is not so much of a product as it is a computer system that is designed for home entertainment. HECTOR is assembled by the Company and shipped to customers who order it directly from the Company, as opposed to being drop shipped from its suppliers. HECTOR looks and performs like a regular home computer, and is assembled by the Company from hardware components which are readily available. However, HECTOR has added features that don't come with most home computer systems. It is intended to act in conjunction with a regular television screen as a monitor. With HECTOR, which comes with a wireless mouse and wireless computer keyboard, the user can play computer games on his or her television; play DVD movies or CD's; record television programs for later viewing with HECTOR's digital VCR; edit video tapes and still photos, and send them by e-mail through the Internet, and multi-task word processing and television or Internet functions. HECTOR was intended as one unit that would serve all of the functions of a home computer as well as CD and DVD players and Video recorders (VCR's), which are usually purchased as separate components.

The components of HECTOR consist of a computer processor; a video card with DVD controller and TV tuner; a DVD player, a 10 GB hard drive; a remote keyboard and mouse; a sound card; surround sound speakers; and a 56K modem.

49 HECTOR units have been sold by the Company to date.

The Company obtained a large order for 10,400 HECTOR units from Cal Tech Solutions, but Cal Tech cancelled the order after having been contacted by Lee Jackson. See "Legal Proceedings."

Marketing

The Company was, until March 13, 2000, vigorously promoting memberships in its "CostPlusFive.com Buying Club," which enables members to purchase computers, peripherals and software at five percent over Company cost. As of March 13, 2000, the Company had sold 187 memberships, 155 of which were paid for. The Company has decided to cease sales of new memberships, and emphasize business to business sales of computer systems and computing solutions.

The Company was featured on CNBC's .COM program which aired on December 4, 1999, and repeated on BRAVO on December 6 and December 10, 1999. The Company paid for this feature in order to promote its web site and wholesale buying business model, but, in management's opinion, the feature was not effective in improving the Company's revenues.

The current operations of the Company are online and telephone sales of computer systems and hardware. The Company currently has three retail affiliate locations to support its Internet sales program. These locations offer after market support and repair services for the Company's customers.

The Company's management believes that the Company's emphasis is better placed in marketing its products to businesses, which have accounted for 70% of the Company's sales in the last year, and the Company will seek to foster long term relationships and word of mouth referrals through customer service. The Company maintains a full time customer service toll free telephone number, and service maintenance at its affiliated retail locations. The Company has no ownership interest in the current retail locations, which are owned by the officers and directors of the Company, one of which bears the Company name by Company consent.

As part of its effort to emphasize business to business commerce, on March 19, 2000, the Company signed an exclusive agreement with Specialized Leasing, Inc., a Company with directors who include Russell Nordstrom, the public relations liaison for the ComputerXpress, and George White, a shareholder of the ComputerXpress, to be the exclusive supplier to Specialized Leasing for desktop computer systems, laptop computers, digital cameras and other electronic peripherals to medical, dental, and real estate professionals in a special lease program. The Company has linked its web site to Specialized Leasing's web site at www.specializedleasing.com. Management is hopeful that this agreement will bring revenue to the Company, but there can be no assurance that it will.

Existing Affiliate Program

The Company has an established affiliate program, whereby participating affiliates execute a standard Affiliate Operation Agreement, and are paid quarterly commissions for every purchase from an affiliate's website through a coded "link." Commissions are paid on a scale of purchases made by the affiliates customer through the coded link which are completed and delivered.

Affiliated Retail Locations

The Company currently has three affiliated locations. These locations offer after market support and repair services for the Company's customers. The Company originally had four retail affiliate locations in Phoenix, Tuscon, Rockville, Maryland and Bedford, Texas. The Bedford store was closed in September, 1999. The current three retail locations are in Phoenix, Arizona, which is owned by Don Smallman; in Tuscon, Arizona, which is owned by Franklin Scivally; and in Rockville, Maryland, which is owned by William Barker. The Company formerly had one other affiliate, in Bedford, Texas, which was owned by former Company officer and director, Mahlon Meier, was closed in August, 1999. The Tuscon location operates under the name, "PC Exchange," and has been in operation since September, 1996, and was formerly operated under the name, "Cyber Exchange." The Rockville location operates under the name, "Hytec Exchange," and has been in operation since September, 1996, and was formerly operated under the trade name, "Cyber Exchange." The Phoenix location operates under the name, "ComputerXpress, from inside a PAC MAIL store, and has been in operation since September, 1999. A prior Phoenix location at 4206 East Chandler Boulevard, which was in operation since 1996 under the former trade name, "Cyber Exchange," was closed in September, 1999. The locations are as follows:

     1.  5420 East Broadway Blvd., Suite 234, Tuscon, Arizona.

     2.  12274-C Rockville Pike, Rockville, Maryland.

     3.  3941 East Chandler Blvd., Ste. 106, Phoenix, Arizona.

The affiliates operate pursuant to the same standard operating agreement, with an addendum that provides that they receive 50% of gross profits from all sales of Company products. Affiliated locations and kiosks receive 100% of all repair revenue charged to customers. The Company will seek to expand its affiliated retail locations in the future, by developing additional locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of all computer products offered by the Company, and service. Operators of retail location where the kiosks are located will split 50% of gross profits from all sales. There is one test marketing of a retail affiliate kiosk being performed in a PAK Mail franchise in Phoenix, Arizona. However, there can be no assurance that this test market will result in an affiliated kiosk location. The Company is currently seeking affiliates interested in this type of venture with the Company. There can be no assurance that the Company will be successful in obtaining these proposed future affiliated retail locations. All affiliates are authorized to use the name "ComputerXpress" in conjunction with their own trade name in the normal conduct of their business. Affiliates are paid on the 15th day of each month for their share of revenues generated during the previous month. Affiliates collect any revenue for repairs made directly from the customer and are entitled to 100% of all repair revenue.

The current affiliated locations owned by Company officers and directors have the same agreement with the Company as offered to other affiliates with regard to profit sharing, and are treated in the same manner as other affiliates.

Patents

The Company holds no patents for its products.  Its trade name
"ComputerXpress" is not a registered trademark. It owns the right to the domain name, "CostPlusFive.com" for its website.

Raw Materials and Principal Suppliers and Vendors

The Company does not manufacture its products and, therefore, does not utilize raw materials. Distribution is accomplished through a drop-ship arrangement with Company suppliers. The product is shipped directly from the supplier to the customer. Suppliers are not affiliated with any officer, director or principal shareholder. The Company's products and its suppliers are as follows:

Computer Systems, Printers, and peripherals: Total peripherals,
Richardson, TX  Computer Systems, Printers and Peripherals: Parts
2PC, Pasadena, CA

Computer Systems, Printers and Peripherals: Comtech Digital
Systems, Glendale, CA

Computer cables and related hardware:   Cables Unlimited,
Concord, CA

Computer software and games:  HC Distributors, Pflugerville, TX

The suppliers of the Company do not manufacture the individual components which make up the computer systems the Company sells. They integrate component parts obtained from various manufacturers into the system ordered by the customer. This is the only way to offer the Company's customers a wide range of choices for custom built computer systems.

Competition

The business of providing wholesale and retail computer sales is one of intense competition. Other companies with more affiliate or retail locations than the Company have financial resources superior to the Company, so there can be no assurance that the Company's projected income will not be affected by its competition. There are also many other companies with greater financial resources that the Company who offer computer sales on the Internet. However, the Company feels it is able to compete adequately with these other companies, due to its unique pricing of product at 5% above cost. However, there can be no assurance that competing companies with greater buying power will not be able to undercut the Company's pricing structure.

Employees

The Company's only employees are its four officers and directors.

Item 2.  Management's Discussion and Analysis of Plan of
Operations

Results of Operations

The Company is engaged in the business of sales of high quality, multimedia computer systems and peripherals through its web site on the Internet, supported by two affiliated retail locations in Arizona and Maryland. The Company sells its products at five percent over wholesale price to its membership. However, as of March 13, 2000, the Company is no longer issuing new memberships. Its Members pay $39.95 per family or $139.95 per business per year to receive these discounts on all products the company sells. The Company will continue to sell to its members at five percent above wholesale price, and will continue to sell products to the general public who are not members, but will emphasize providing business customers with computer hardware solutions to their data processing, and computing needs. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

The Company was formerly known as Stop-N-Sock, Inc. The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations. Management had plans to erect a high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.

The Company entered into an agreement on February 16, 1999, to acquire the assets of Cost Plus Five.com, Inc., in exchange for 17 million shares. Cost Plus Five.com, Inc. is a Nevada corporation, which was incorporated on January 25, 1999, corporation number C1574-99. Enclosed herewith is a copy of the articles of incorporation. The assets consisted of inventory, equipment in retail computer stores; as follows: one store in Rockville, Maryland, owned by Bill Barker; one store in Tuscon, AZ, owned by Frank Scivally; two stores in Houston, Texas, owned by Lee Jackson and Tom Mitchell, respectively; one store in Boise, Idaho, owned by Paul Graham; one store in Grapevine, Texas, owned by Mahlon Meier; one store in Bedford, Texas, owned by John Fecteau; and one store in Phoenix, AZ, owned by Don Smallman. On March 1, 1999, the Company issued 6,984,000 shares in performance of the agreement. Shortly thereafter, the Company discovered that the charter of this company had been revoked for non payment of fees to the Secretary of the State of Nevada, and that financial statements presented to the Company during the due diligence process, falsely represented the stores owned by Lee Jackson, Tom Mitchell, and John Fecteau had been falsified. Thereupon, the Company rescinded the asset purchase agreement and offered to enter into an agreement with the owners of the stores to instead enter into an agreement to acquire the web site from Frank Scivally and Don Smallman, and to acquire the trade and domain name, Costplusfive.com, and affiliate with each of the remaining store owners. Each store owner was to be issued 500,000 shares in exchange for a $125,000 promissory note payable to the Company on demand. Frank Scivally, Don Smallman, Mahlon Meier, and Bill Barker agreed, but Lee Jackson, Tom Mitchell, Paul Graham and John Fecteau refused. 500,000 shares of restricted shares were issued to Scivally, Barker, Meier and Smallman, for a total of 2,000,000 shares. The Company canceled 1,240,000 shares of the 6,984,000, and has placed stop transfer orders and is seeking the return of the remaining 5,744,000 shares through informal negotiations.

The Company only recently commenced operations in April, 1999. The Company is now engaged in sales of computer systems through its Internet website. During the last fiscal year ended March 31, 1999, the Company was a development stage corporation whose activities involved raising capital to maintain its debt service on real property it planned to develop into a golf driving range. During the first quarter of the fiscal year ended March 31, 2000, the Company changed its plan of operations from the development of a driving range on unimproved real property to Internet computer sales. Since March, 1999, the Company has expanded its website to offer "e-commerce" capability, which enables the Company to accept credit card sales over the Internet. It has also improved the format of the website and increased the information available on products offered by the Company. The Company was vigorously pursuing sales of memberships in its wholesale buying club until March 13, 2000, when the Board of Directors determined that a shift in emphasis to business to business commerce. Since the Company only recently began its operations, it can only focus on its plans for the future, which are summarized below. There can be no assurance that these plans will be realized by the Company.

Liquidity and Capital Resources

At March 31, 1999, the Company had a working capital deficit of $1,322,613. The Company attributes this working capital deficit primarily to the liabilities attributable to the golf driving range site, which was disposed of in March, 1999, and the Company does not expect the deficit to reoccur. In fact, at December 31, 1999, the Company reported a working capital surplus of $158,032. However, since the Company has just recently commenced operations, it may continue to operate at a deficit, and will depend not only upon revenue generated from operations, but also upon sales of its common stock to satisfy its expenses.

Net cash used in operating activities was $2,732,332 for the year ended March 31, 1999. The Company attributes this figure to the golf driving range property. The Company's expenses from continuing operations in Fiscal year 1999 were $2,299,875. The Company attributes these expenses to the Company's former business of development of a golf driving range site. The golf driving range property was deeded to the secured lender in March, 1999, and the Company changed its business to that of Internet computer sales. Therefore, the company does not anticipate that these expenses will reoccur.

Plan of Operations

There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, other than the fact that the Company expects, until it is able to raise additional equity capital, that it will suffer from cash deficits. The Company has no sources of liquidity at this time, other than revenues from operations, which have only recently commenced, either internal or external. Its operations have just recently commenced, and it will depend on the raising of additional equity capital to continue its operations. There are no material commitments for capital expenditures, other than normal operating expenses, which the Company intends to satisfy by additional equity financing. There are no known trends, events or uncertainties that the Company is aware of that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from the Company's continuing operations. The most significant change in the financial condition of the Company in the past 12 months has been the change in operations from the development to a golf driving range to selling computer systems over the Company's Internet web site, which occurred in March, 1999. There are no seasonal aspects that had a material effect on the financial condition or results of operation that the Company is aware of.

The Company has cash requirements of approximately $180,000 for the next 12 months. It estimates that it will be able to satisfy its cash requirements for the next 12 months through private placements of its common stock. However, there can be no assurance that the Company will be successful in raising all of the capital it needs to satisfy its cash requirements. The Company intends to raise more capital to fund its operations by private and public placements of its common stock. However, there can be no assurance that the Company will be able to successfully raise the capital required by additional issuance of Company common stock. The Company does not manufacture its own products; therefore it does not anticipate product research and development costs in the next 12 months. It does not expect the additional purchase or sale of significant equipment, and it does not expect a significant change in the number of its employees for the next 12 months.

The Company's plan of operations over the next 12 months includes maintaining relationships with business customers it has cultivated in the past twelve months, and emphasizing the providing of computer systems solutions to businesses' computing needs, as well as continuing to sell computer systems, and peripherals via its Internet web site. The Company will seek to foster long term relationships and word of mouth referrals through customer service and its affiliated locations, and will seek to expand the number of affiliated locations through the use of approximately 100 square foot retail kiosks strategically placed in existing businesses and shopping centers. The kiosks will offer sales of all computer products offered by the Company, and service. Operators of retail locations will split 50% of gross profits from all sales and services.

The Company plans to seek joint venture or acquisition opportunities which compliment the Company's expansion plans. In other words, the Company is seeking to enter into business arrangements with other companies with national retail locations who may be interested in forming a venture with the Company whereby the Company can offer a retail kiosk in the national retail locations. The Company is also seeking acquisition candidates with national retail locations who are interested in possibly becoming a subsidiary of a publicly held OTC Bulletin Board Company, in exchange for Company common stock.

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Year 2000 Compliance With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications and found all to be Year 2000 compliant or capable. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are in compliance. In the beginning of the second quarter of 1999, the Company conducted an audit of its vendors and suppliers to identify relevant Year 2000 issues, and found them all to be Year 2000 compliant.

The worst case scenario would be the risk that the company's transfer agent may not have complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant. The Company's contingency plan to handle a Year 2000 crisis, if one occurs, with it bank, transfer agent, or other third party, is to seek an alternative bank, transfer agent or other third party supplier who is compliant to substitute for the non compliant party. The Company does not anticipate such a crisis to occur and management believes the Year 2000 crises has passed.

Item 3.  Description of Property

The Company leases executive offices on a month to month basis from its former president, Robert T. Yarbray, pursuant to an oral lease, at the rate of $800 per month. It owns no other property, other than its website name and trade name, which is not a registered trademark or service mark. The Company has no ownership interest in the retail locations, which are owned by the officers and directors of the Company, and which bear the Company name by Company consent.

The Company owned a 32 acre unimproved and undeveloped site in the Coachella Valley on Miles Avenue between Washington Boulevard near to Highway 111 in Indian Wells. The driving range was in the development stages, and never commenced operations. Management had plans to erect a high-tech golf practice range and teaching facility plus full pro shop, to feature 60 driving range stations having climate compensating misters/heaters, full lighting for night usage, automatic ball spotters, and computer aided video swing analysis. However, the Company determined that it would be in the best interests of the Company and its shareholders to abandon the project and to sell the site, due to the fact that management determined that the Company could not likely raise the capital required to develop the site to its full potential. The Company then put in a new management team and shifted its focus to Internet sales of computer products.

The Company owns a proprietary website at http://www.costplusfive.com, which is registered to the Company.

Item 4. Securities Ownership of Certain Beneficial Owners and
Management

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1998, by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address             Number of Shares    Percentage Owned
----------------             ----------------    ----------------
James L. Rather                   1,035,000               4.10%
575 Anton Blvd., Suite 300
Costa Mesa, CA 92626

Donald Smallman                    1,500,000              2.05%
11337 West Olive Drive
Avondale, AZ 85323

Franklin R. Scivally               1,500,000              2.05%
200 S. Hampton Hill Court
Tucson, AZ 85711

Robert T. Yarbray(2)               3,600,000              7.23%
46280 Manitou Drive
Indian Wells, CA 92210

Robert M. Daddio                      10,010               .04%
973 Sherman Way
Pleasanton, CA 94566

George White                       5,000,000                10%
1977 High Schylea Drive
Kamloops, BC V2E 1S2 Canada

AZ Professional Services, Inc.(3)  5,125,000             10.29%
268 West 400 South #300
Salt Lake City, UT 84101

Allan Wolfson(2)                   5,125,000             10.29%
268 West 400 South #300
Salt Lake City, UT 84101


Officers and Directors
as a Group                        4,045,010       ****   8.12%
----------
(1) This table is based upon 49,800,060 shares issued and outstanding as of August 17, 2000.
(2) 1,500,000 shares are held by Desert Corporate Services, Inc., a company in which Mr. Yarbray is a beneficial owner.
(3) 625,000 of the 4,125,000 shares are owned by Allan Wolfson, a principal of AZ Professional Services, and the remainder are owned by AZ Professional Services. The 625,000 shares to Wolfson and 1,500,000 shares issued to AZ Professional Services were original issue from Company treasury. The Company demanded and received back these 1,500,000 shares on the grounds of failure of consideration. AZ acquired the remaining 3,000,000 shares in a private transaction with shareholder George White.

Item 5.  Directors, Executive Officers, Promoters and Control
     Persons.

The Executive Officers of the Company, and their ages, are as follows:

Name                         Age          Position
----                         ---          --------
Donald R. Smallman           37           Secretary, Director

Franklin R. Scivally         47           President, Treasurer,
Director

James L. Rather              46           Director

Robert M. Daddio             50           Director

Donald Smallman. Mr. Smallman is employed as the Secretary and Director of the Company, and has been since March 1, 1999. From June, 1997 through March 1, 1999, he was the owner of a Cyber Exchange franchise in Phoenix, Arizona. From April 1996 through June, 1997, he was employed by CDI in Phoenix, Arizona as a software engineer,/developer. From December, 1994 through February, 1996, he was employed by First Approach - Energy - River Bend Nuclear Generating Station, in St. Francisville, Louisiana as a software engineer/developer, and from March, 1994 through November, 1994, he was employed by Atlantic Group, Inc. Arizona Public Service Palo Verde Nuclear Generating Station in Phoenix, Arizona, in various positions, including I&C Procurement Engineer, Electrical Engineer, and I&C Engineer. He was previously employed by Bechtel Power Corporation from May, 1991 through November, 1993 at the Palo Verde Nuclear Generating Station in Phoenix, Arizona, and from August, 1990 through April, 1991, he served as Electrical Engineer for Advanced Technology, Inc. At the Tennessee Valley Authority Watts Bar Nuclear Plant in Chattanooga, Tennessee. From October, 1989 through August, 1990, he was employed by Black & Veatch as an Electrical/I&C Design Engineer at the Palo Verde Nuclear Generating Station, and from September, 1982 through October, 1989, he was employed as an Electrical/I&C Engineer at the Tennessee Valley Authority Sequotah Nuclear Plant in Chattanooga, Tennessee.

Franklin R. Scivally. Mr. Scivally is the Treasurer and Director of the Company and has been since March 1, 1999. He has been the President of The Company since June 1, 1999. He is also the owner of the CostPlusFive.com affiliated location in Tucson, Arizona, and has been so employed since March 1, 1999. He is also the President of Scivally Enterprises, LLC. From January, 1992 through December, 1997 he was employed by Questech, Inc. as Project Manager. From December, 1997 through March 1, 1999, the was employed as the owner of a Cyber Exchange franchise in Tuscon, Arizona. From November, 1971 through December, 1971 he was a Commissioned Officer in the United States Air Force, in various positions, including Chief, Quality Assurance Division of the Tomahawk Cruise Missile Wing, Maintenance Control Officer, Minuteman & Ground, launch Cruise Missile Launch Officer, Minuteman Weapon System Launch Analyst, Chief, Maintenance Control, assignment through the Air Force Institute of Technology to Hughes Aircraft Company, and Manufacturing Manager for the MILSTAR program. He holds a Master of Arts/management & Supervision from Central Michigan University, 1983, a Bachelor of Science/Business Management, 1980 from the University of LaVerne, and an Associate of Arts/Electronics, 1978 from Alan Hancock College.

James L. Rather. Mr. Rather is a director of the Company, and has served as such since his provisional appointment to the Board of Directors on March 20, 2000. Since 1981, he has been self employed as a practicing attorney. From 1974 through 1979 he was employed as a Revenue Officer for the Internal Revenue Service. Mr. Rather holds a B.A. from the University of Tennessee, 1974; an LLM in Taxation from the University of San Diego, 1985; and a J.D. from Southwestern University School of Law, 1981. He is licensed to practice law in the states of California, Florida and Tennessee.

Robert M. Daddio. Dr. Daddio has been a self employed practicing dentist in the Silicon Valley since 1997. Dr. Daddio holds a B.S. degree from College of Marin, 1971, and a D.D.S. from University of the Pacific, 1976.

Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended March 30. 1999. No salaries are being paid at the present time. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

                       Annual Compensation
                       -------------------

Name and Position   Salary     Bonus     Annual Deferred Salary
-----------------   ------     -----     ----------------------

None


Item 7.  Certain Relationships and Related Transactions

On February 26, 1999, the Company signed an agreement for the purchase of assets of a Nevada corporation by the name of Cost Plus Five.com, Inc., which purported to own nine retail computer stores, in exchange for 17 million shares, and issued 6,984,000 of those 17 million shares of its common stock to effectuate the agreement. However, Shortly thereafter, the Company rescinded the contract after it discovered that the state of Texas was preparing to close two stores in Houston owned by Lee Jackson, for non payment of taxes. The Company rescinded the asset purchase contract because the discovery of the financial discrepancies on the two Houston stores made all of the financial statements suspect. It subsequently, on April 13, 2000, acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales. Out of the 6,984,000 shares, the Company has distributed 500,000 to Franklin Scivally, 500,000 to Don Smallman, 500,000 to William Barker and 500,000 to Mahlon Meier, in exchange for their respective interests in the Internet website and domain name, and in exchange for a $125,000 note payable to the Company from each officer. The Company intends to seek the cancellation of the remaining 4,984,000 shares.

The related parties who own the current affiliate locations are the officers and directors of the Company.

Robert T. Yarbray is the only person who may be considered to be a promoter of the Company. On or about December 1, 1998, Robert
T. Yarbray, who was president of the Company at the time, was issued 600,000 shares of Company common stock in exchange for and as a retainer for his services as president. On or about April 13, 1999, outgoing president Robert T. Yarbray was hired as a consultant to the Company, and compensated for monthly full time consulting services the amount of 1,000,000 shares of company common stock, in exchange for 12 months' worth of full time consulting services. On or about March 9, 2000, Robert T. Yarbray was issued an additional 750,000 shares of common stock, in consideration of an annual retainer for consulting services for the following year. The company leases office space from Mr. Yarbray at $800 per month.

On April 15, 1999, 500,000 shares were sold to officer/director William Barker in exchange for a note in the amount of $125,000, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director
Mahlon Meier, in exchange for a note in the amount of $125,000, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director Franklin Scivally in exchange for a note in the amount of $125,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director Donald Smallman, in exchange for a note in the amount of $125,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On May 23, 1999, 50,000 shares were issued to Kenneth Eade, in exchange for legal services rendered the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the company issued 1,100,000 shares to Farmland Corporation, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the company issued 1,500,000 to L. Hollebrands, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the company issued 1,400,000 shares to D.C.S., a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the Company issued 4,000,000 to George White, a former officer, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 29, 1999, the Company issued 1,400,000 shares to Desert Corporate Services, Inc., for money owed for corporate and clerical services rendered; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to
Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On October 6, 1999, the Company issued 3,000,000 shares to Mike Taradash, in consideration of the agreement to acquire all of the shares of Beverly Associates, which agreement has been rescinded and the shares returned to the Company for cancellation. Mr. Tardash is a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On February 26, 1999, the Company entered into an asset purchase and sale agreement with a Nevada corporation by the name of Cost Plus Five.com, Inc., (the "Nevada corporation"), whereby the Company was to acquire certain assets of the Nevada corporation, in exchange for 17,000,000 shares of common stock. The Company issued 6,984,000 shares of the 17,000,000 shares in furtherance of the agreement. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that its nine retail stores virtually had no assets. Therefore, the Company terminated negotiations. It subsequently, on April 13, 2000, acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales. Out of the 6,984,000 shares issued to consummate the terminated acquisition agreement, the Company has distributed 500,000 to Franklin Scivally, 500,000 to Don Smallman, 500,000 to William Barker and 500,000 to Mahlon Meier, in exchange for their respective interests in the Internet website and domain name, and 3,400,000 restricted shares to Bruce Dorfman and his related corporate entities, which the Company is currently seeking to cancel in the above-referenced lawsuit. The Company intends to seek the cancellation of the remaining 4,984,000 shares.

On March 3, 2000, the Company issued 1,500,000 shares to Frank Scivally, a corporate officer and director, in exchange for services rendered; an sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 3, 2000, the Company issued 1,500,000 shares to Don R. Smallman, a corporate officer and director, in exchange for services rendered; an sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 5, 2000, the Company issued 750,000 shares to Star Talent Management, a Company owned by counsel, Kenneth G. Eade, in exchange for legal services rendered the Company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 31, 2000, the Company issued 1,000,000 shares to George White, a former officer, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, inclusive of cash and noncash transactions, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8.Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 49,835,060 shares of Common Stock. As of the close of the fiscal year 1998, there were 19,482,000 shares of common stock outstanding.

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

There are no shares subject to outstanding options or warrants to purchase, aor securities convertible into common equity of the Company. As of April 15, 2000, there were 7,825,530 shares that could be sold pursuant to Rule 144 under the Securities Act. There are no shares which are being or are proposed to be publicly offered by the Company at the present time.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

                             Part II.

Item 1  Market Price of and Dividends on the Registrant's Common
       Equity and Other Shareholder Matters

The Company's Common Stock has been quoted on the NASD OTC Bulletin Board ("Bulletin Board"),under the symbol "STSN" in October, 1998. In March, 1999, it changed its symbol to "USAV." For a short time, the symbol was "CPFV." On April 5, 2000, its trading symbol was changed to "CPXP", and the NASD added an "E" to the symbol, making it "CPXPE," indicating its inclusion on the NASD's "eligibility list," since March 24, 2000. The Company's quote on the Bulletin Board was deleted approximately 30 days later, and it now trades ont he National Quotation Bureau's pink sheets under the symbol "CPXP." The high and low sale prices of company common stock were 1/8 and 2 1/4, respectively. During the third and fourth quarters of fiscal year 1998, the high and low sale prices of the Company's common stock were $.50 and $.16, respectively. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of March 31, 1999, there were 93 record holders of the Company's Common Stock. As of April 14, 2000, there were 110 record holders of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.





The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:


  Period Reported                     Average High Bid         Average Low Bid

  Quarter ended December 30, 1998     No data available

  Quarter ended March 31, 1999        $0.50                        $0.16

  Quarter ended June 30, 1999         $0.57                        $0.30

  Quarter ended September 30, 1999    $0.39                        $0.20

  Quarter ended December 31, 1999     $0.28                        $0.20

  Quarter ended March 31, 2000         No data available; last trade was $0.06

  Quarter ended June 30, 2000          No data available; last trade was $0.06.

                      Source of Data: http://www.freerealtime.com










Item 2.  Legal Proceedings

On April 1, 1999, Mary Smith sued the Company and its former President, Robert T. Yarbray, in the Superior Court of California for the County of Riverside, Case No. INC 011613, alleging non payment of a $25,000 promissory note. The Company believed that the lawsuit has no merit, because the Company executed a first deed of trust on its real property for $250,000 in exchange for $225,000 of loan proceeds from Ms. Smith. Therefore, the $25,000 promissory note was extinguished by the subsequent promissory note for $250,000, secured by a first deed of trust. The lawsuit was dismissed on May 3, 1999.

On June 18, 1999, the Company filed a lawsuit in federal court for the Central District of California, Case No. 99-06010RAP(MANx), against Investor's Equity Corp., Wall Street Trading Group, and others, seeking to cancel 3,400,000 common shares the Company issued on a promissory note to the defendants, who defaulted on the promissory note. Defendants filed a counterclaim, alleging breach of contract, defamation, fraud and securities violations.

On January 26, 2000, the lawsuit was settled, and the terms of the settlement are confidential and may not be disclosed to any third party. Both the complaint and counterclaim have been dismissed.

On March 30, 2000, the Company filed a lawsuit, Case No. RIC841013, in Riverside County, California Superior Court, against Lee Jackson, Barbara Jackson, Tom Mitchell, Doran Mitchell, John Facteau, Carol Facteau, Paul Graham, and Wendy Graham, for fraud, negligent misrepresentation, negligence, trade libel, tortuous interference with contractual relations, tortuous interference with contractual relations, tortuous interference with prospective economic advantage, abuse of process, conspiracy and injunctive relief. The lawsuit alleges, among other things, that the defendants defrauded the Company by misrepresenting the value of the assets of Cost Plus Five.com, Inc., a Nevada corporation, when the Company and said Nevada corporation entered into the asset purchase agreement of February 26, 1999, and defamed the Company by publishing false and misleading statements on the Raging Bull, Inc.'s Internet message board, and on their own Internet web site, www.geocities.com/ogravity99, and that the defendants interfered with the Company's order for 10,400 HECTOR units by contacting the Company's customer, Cal Tech Solutions, and making false and misleading statements about the Company.
The lawsuit has been served and the Company's management hopes that it will have a chilling effect on the defendants' actions, but there can be no assurance that it will.


Item 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The former accountant, Julius Otto resigned in January, 2000, citing delays in receiving financial information from the Company as his reasons for resignation. The Company appointed a new independent accountant, Roger G. Castro, which decision was approved by the Board of Directors, and was ratified by the shareholders on May 12, 2000. There were no disagreements with the former accountant on any matter of accounting principle, or practice, financial statements disclosure or auditing scope or procedure. The former accountant has indicated his agreement with the statements made by the Company concerning the change in the Company's independent accountant. The Company has fully authorized the former accountant to respond fully to the inquiries of the successor accountant concerning all of the Company's financial reports and audits. The new accountant, Roger
G. Castro, was engaged on April 11, 2000.

Item 4. Recent Sales of Unregistered Securities

The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures which were unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance. The debentures were sold to Beverly Duke, Sandra Crosby, James Mitchem, John Slater, Les Peterson, Eleanor Mason, Bud and Jackie Konard, R.J. DeRecat, William Lockett, Jr., Bill Hefferman, Anthony Phillips, Richard Secrist, Robert Brunner, Charles Bradley, and George De Salvo. The debentures, together with the accrued interest, were convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. The debentures were issued in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, to accredited investors whose accredited status was determined from referring to representations made on investors questionnaires. Prior to March 31, 1999, $100,000 of these debentures have been converted to common stock at the aggregate purchase price of $.50 per share. The remainder have been paid in full. The accredited investors' status were determined as a result of information provided to the Company on questionnaires completed by the investors.

On April 5, 1999, 1,000,000 common shares were sold to Arrow Management in exchange for the sum of $100,000, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director William Barker in exchange for a note in the amount of $125,000, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director
Mahlon Meier, in exchange for a note in the amount of $125,000, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director Franklin Scivally in exchange for a note in the amount of $125,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 500,000 shares were sold to officer/director Donald Smallman, in exchange for a note in the amount of $125,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On April 15, 1999, 10,000 shares were issued to William F. Roach in exchange for administrative services rendered to the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On May 23, 1999, 900,000 shares were issued to Richard Swift in exchange for administrative services rendered the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On May 23, 1999, 50,000 shares were issued to Kenneth Eade, in exchange for legal services rendered the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On May 25, 1999, 400,000 shares were issued to R. Nordstrom, in exchange for public relations, press relations, and investor relations full time services rendered the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On June 1, 1999, 98,000 shares were issued to M. Williams in exchange for the sum of $15,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On June 11, 1999, 100,000 shares were issued to John Witkop, in exchange for $17,000 in cash; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to
Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On July 9, 1999, 200,000 shares were issued to R. Swift, in exchange for administrative services; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On July 21, 1999, 25,000 shares were issued to Brenda Mason, in exchange for clerical services rendered the company; an investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On July 22, 1999, the Company issued 1,875,000 shares of its common stock to an three independent contractor consultants; 625,000 to Richard Surber, 625,000 to Allan Wolfson, and 625,000 to Jon Roylance, in exchange for consulting services, pursuant to Rule 701 of the Securities Act of 1933. There was no underwriter involved in the transaction. The services rendered were providing general financial advice to corporate management, and assisting the company in locating, evaluating and effecting a merger and/or acquisition.

On July 22, 1999, the Company issued 750,000 shares to Delman Corp., 750,000 shares to Moore & Elrod, Inc. And 1,500,000 shares to AZ Professional Services, corporations controlled by the above-referenced independent contractor consultants, in exchange for consulting services rendered the company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction. The exact services provided were financial advice to management, and assisting in locating, evaluating and effecting a merger and/or acquisition.

On September 28, 1999, the company issued 1,100,000 shares to Farmland Corporation, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the company issued 1,500,000 to L. Hollebrands, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the company issued 1,400,000 shares to D.C.S., a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the Company issued 4,000,000 to George White, a former officer, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the Company issued 100,000 shares to M. Williams, in exchange for the sum of $15,000; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 28, 1999, the Company 300,000 shares to R. Swift for administrative services; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On September 29, 1999, the Company issued 1,400,000 shares to Desert Corporate Services, Inc., in exchange for money owed for corporate and clerical services. Desert Corporate Services, Inc. is a company in which Robert T. Yarbray has a beneficial ownership, a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On October 6, 1999, the Company issued 3,000,000 shares to Mike Taradash, in consideration of the agreement to acquire all of the shares of Beverly Associates, which agreement has been rescinded and the shares returned to the Company for cancellation. Mr. Tardash is a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 3, 2000, the Company issued 1,500,000 shares to Frank Scivally, a corporate officer and director, in exchange for services rendered; an sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 3, 2000, the Company issued 1,500,000 shares to Don R. Smallman, a corporate officer and director, in exchange for services rendered; an sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 31, 2000, the Company issued 1,000,000 shares to George White, a former officer, a former secured creditor of the company, as a result of the exercise of an option to convert debt to common stock; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 5, 2000, the Company issued 10,000 shares to Michael Ray
Campbell, in exchange for clerical services rendered the Company;
an investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities
Act of 1933, No underwriter was used in the transaction.

On March 5, 2000, the Company issued 750,000 shares to Robert T. Yarbray, in exchange for consulting and administrative services rendered the Company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On March 5, 2000, the Company issued 750,000 shares to Star Talent Management, a Company owned by counsel, Kenneth G. Eade, in exchange for legal services rendered the Company; a sophisticated investor who had access to all corporate information, including the Company's most recent offering circular and financial statements, pursuant to Section 4(2) of the Securities Act of 1933, No underwriter was used in the transaction.

On February 22, 1999, the Company sold 2,400,000 shares of its common stock, to Bruce Dorfman, an unrelated accredited investor and his two corporate entities, Wall Street Trading Group and Investors Equity Corp., pursuant to the exemption set forth in Regulation D, Rule 504, to an unrelated party in exchange for two promissory notes at a price of $0.25 per share, for total proceeds of $600,000. On April 6, 1999, the Company sold another 1,000,000 shares to the same unrelated party on a promissory note, and sporadic payments were made on the notes until May, 1999. The notes were consolidated into one note on May 12,1999. No underwriter was used in either transaction. The investor/promisor defaulted on the second payment of the consolidated note due May 31, 1999. On June 6, 1999, the Company rescinded the transaction and issued stop transfers on the shares of common stock sold. The investor failed to return the shares for cancellation or pay for the shares, so the Company filed a lawsuit in federal court in the Central District of Los Angeles, California to obtain cancellation of the shares issued. The Company requested the Court in the lawsuit to issue a temporary restraining order prohibiting the investor from selling any more of his free trading shares, which temporary restraining order was denied by the Court. During the lawsuit, the Company discovered that the investor had sold all of the free trading stock. The lawsuit was settled in January, 2000, in a confidential settlement, the terms of which the Company has been prohibited to disclose.

On February 26, 1999, the Company entered into an asset purchase and sale agreement with a Nevada corporation by the name of Cost Plus Five.com, Inc., (the "Nevada corporation"), whereby the Company was to acquire certain assets of the Nevada corporation, in exchange for 17,000,000 shares of common stock. The Company issued 6,984,000 shares of the 17,000,000 shares in furtherance of the agreement. However, it became apparent to the Company during a due diligence investigation that the Nevada corporation had issued false and misleading financial statements severely misstating its assets and liabilities, that its corporate charter had been revoked by the state of Nevada, and that its nine retail stores virtually had no assets. Therefore, the Company terminated negotiations. It subsequently, on April 13, 2000, acquired the proprietary website, "www.costplusfive.com" from its owners, Frank Scivally, Mahlon Meier, William Barker and Don Smallman, the directors of the Company, and changed the Company's business direction to that of Internet computer sales. Out of the 6,984,000 shares issued to consummate the terminated acquisition agreement, the Company has distributed 500,000 to Franklin Scivally, 500,000 to Don Smallman, 500,000 to William Barker and 500,000 to Mahlon Meier, in exchange for their respective interests in the Internet website and domain name, and 3,400,000 restricted shares to Bruce Dorfman and his related corporate entities, which have been returned to the Company treasury for cancellation. The Company is seeking the cancellation of the remaining 4,984,000 shares informally, and has issued a notice of rescission for them and placed stop transfer orders with its transfer agent.

Item 5. Indemnification of Directors and Officers

Nevada Statutes

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

Articles of Incorporation

The Articles of Incorporation do not provide for indemnification of officers or directors.

By Laws

Article X of the By Laws provide for indemnification of officers and directors, as follows.


                             PART F/S

                       Financial Statements

             REPORT OF INDEPENDENT AUDITOR REPORT

To Board of Directors and Shareholders ComputerXpress, Inc.

We have audited the accompanying balance sheets of ComputerXpress.com, Inc., as of March 31, 2000, and the related Statements of Operations, Shareholders' Equity cash flows for the year then ended. These financial statements are the responsibil-ity of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of March 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note I to the financial statements, the Company has an accumulated deficit at March 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern.

ROGELIO G. CASTRO
-----------------------
ROGELIO G. CASTRO, CPA
August 14, 2000








































ComputerXpress, Inc.
Balance Sheets
As of March 31, 2000 and 1999

                                                     2000                 1999
                                                  ----------           ----------
ASSETS
Current Assets:
  Cash in banks                                 $   105,676           $      210
  Accounts receivable                                33,701
  Inventory                                          31,768
  Prepaid expenses                                    4,924
                                                  ----------           ----------
    Total Current Assets                            176,069                  210
                                                  ----------           ----------
Property and Equipment (net)                         90,348               22,500

Other Assets:
  Receivable from litigation                        850,000
  Land held for future use                                -              860,555
                                                  ----------           ----------
    Total Other Assets                              850,000              860,555

TOTAL ASSETS                                    $ 1,116,417           $  883,265
                                                  ----------           ----------
                                                  ----------           ----------
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                             $     53,077           $  357,497
  Accrued expenses                                   30,108
  Notes payable                                       9,627              562,500
  Advances from officers and stockholders                 -              352,826
  Debentures                                         57,623               50,000
                                                  ----------           ----------

    Total Current Liabilities                        150,435           1,322,823
                                                  ----------           ----------

Stockholders' Equity:
  Common stocks , $.001 par value
    Authorized shares-50,000,000 and 25,000,000
    Issued and oustanding shares-45,915,060 shares
      and 19,842,000 shares, respectively             45,915           19842
  Paid in capital           3,388,909              2,721,003
  Stock subscription receivable                     (500,000)       (525,000)
  Retained deficit           (1,968,842)          (2,655,403)
      Total Stockholders' Equity                     965,982        (439,558)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $  1,116,417    $    883,265















ComputerXpress, Inc.
Statements of Operations
For the years ended March 31, 2000, 1999, 1998

                                                  2000          1999          1998
                                               ----------    ----------    ----------
Sales                                        $ 2,360,079    $       -      $      -
Cost of sales                                    626,060            -             -
                                               ----------    ----------    ----------
Gross profit                                   1,734,019            -             -
Operating expenses:
  General and administrative expenses          2,165,732     2,207,322        119,840
  Interest expense                                19,326       191,474        129,267
  Depreciation                                    10,455         4,286          3,214
                                               ----------    ----------    ----------
    Total Expenses                             2,195,513     2,403,082        252,321
                                               ----------    ----------    ----------
Income (Loss) from operations                $ (461,494)    (2,403,082)     $(252,321)

Other income
  Recovery judgement from litigation            850,000            -              -
  Gain on disposition of land                   298,055
     Total Other Income                       1,148,055            -              -

Net income (loss)                            $  686,561     (2,403,082)     $(252,321)

Earnings (loss) per common shares -
    basic and diluted                        $        0.029 $        (2.34) $       (7.93)

Weighted average shares outstanding          23,469,445       1,028,844         31,804

ComputerXpress, Inc.
Statements of Cash Flows
For the years ended March 31, 2000, 1999, and 1998

                                                       2000          1999          1998
                                                    ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $ 686,561    $ (2,403,082)  (252,321)

  Adjustments to reconcile net loss to
      net cash used by operating activities:
      Depreciation & amortization                     10,455           4,286      3,214

     Accounts receivable                             (33,701)
     Inventory                                       (31,768)
     Prepaid expense                                  (4,924)
      Stocks issued for services                     253,735      1,747,498
      Receivable from litigation                    (850,000)
      Accounts payable and accruals                 (266,689)       300,080     57,417

      Advances from officers & shareholders         (352,826)       323,841     28,985

NET CASH USED BY OPERATING ACTIVITIES               (589,157)      (27,377)   (162,705)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment              (78,303)           -      (30,000)
  Land - site for future development                 860,555            -     (860,555)
NET CASH USED BY INVESTING ACTIVITIES                782,252      (890,555)
CASH FLOWS FROM FINANCING ACTIVITIES
  Notes payable                                     (245,873)     (148,769)    861,269

  Stocks cancelled                                  (21,756)
  Subscriptions receivable                           25,000       (525,000)
  Stocks issued for cash                            155,000        691,400   201,947
NET CASH PROVIDED  BY FINANCING ACTIVITIES          (87,629)        17,631
1,063,216

INCREASE (DECREASE) IN CASH                         105,466        (9,746)     9,956

BEGINNING CASH                                          210         9,956          -


ENDING CASH                                    $    105,676     $     210      9,956
DISCLOSURE FROM OPERATING ACTIVITIES
  Interest expense                                   19,326     $ 191,474   $ 98,563

NON CASH DISCLOSURE
14,994,000 shares of common stocks
 issued for services                                253,735     1,747,498
100,000 shares issued to convert
 debentures payable                                               100,000













ComputerXpress, Inc.
Statement of Stockholders' Equity
As of March 31, 2000
                                Number
                                of           Common        Additional  Stocks        Retained
                                Shares       Stock         Paid-In-    Subscription  Earinings
                                Outstanding  at Par Value  Capital     Receivable    (Deficit)
                                -----------  ------------  ----------  ------------  --------

Balance at March 31, 1997           -       $       -      $    -      $     -      $      -

Net loss - March 31, 1998

Stocks issued for cash          1,850,000       1,850        200,097
                                -----------  ------------  ----------  ------------  --------

Balance at March 31, 1998       1,850,000       1,850        200,097                 (252,321)

Net loss - March 31, 1999                                                          (2,403,082)
Shares issued for convertible
 debentures payable               100,000         100         99,900
Shares issued for services     14,994,000      14,994      1,732,504
Shares issued in exchanged
 for notes receivable           2,100,000       2,100        522,900
Shares issued for cash            300,000         300         74,700
Shares issued for cash            498,000         498         90,902
Common stocks subscribed                                                 (525,000)
                                -----------  ------------  ----------  ------------  --------
Balance at March 31, 1999      19,842,000    $ 19,842      2,721,003     (525,000)  (2,655,403)

Net income - March 31, 2000       686,561
Shares issued for cash          1,221,000       1,221        153,779
Shares issued for services     23,066,816      23,067        230,668
Shares cancelled                 (214,756)       (215)      (214,541)
Subscription receivable           525,000
Common stocks subscribed        2,000,000       2,000        498,000      (500,000)
Balance at March 31, 2000      45,915,060      45,915      3,388,909      (500,000) (1,968,842)



























[CAPTION]
ComputerXpress, Inc.
Consolidated Notes to Financial Statements
For the year ended March 31, 2000


NOTE A      DESCRIPTION OF THE BUSINESS AND ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

ComputerXpress.Com, Inc. (formerly known as "CostPlusFive.com, Inc.") (The Company) was incorporated under the laws of the state Nevada on January 15, 1997.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada including, without limitation, to engage in the business of selling computer products through electronic commerce (e-commerce).

SIGNIFICANT ACCOUNTING POLICIES

1.  The Company uses the accrual method of accounting.

2. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.


3. Advertising Costs - The Company expenses the costs of advertising in the periods in which those costs are incurred. Advertising expense was approximately $105,080 for the year ended March 31, 2000

4.  Earnings Per Share - The Company has adopted Statement of
 Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." Under SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the Weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilative.

5. Depreciation; the cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

ComputerXpress, Inc.
Notes to Financial Statements (continued)
For the year ended March 31, 2000


6. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7. Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not those assets will not be recovered.

8. Revenue Recognition - Sales of goods and services and the related cost of sales are recognized when orders forms are received and goods are shipped or services are delivered. Accounts receivable are periodically reviewed by management to assess collectibility. As of March 31, 1999 and 1998, the Company has recorded no reserve against accounts receivable as a result of management's review.

NOTE B - PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The following is a summary of property and equipment at cost, less accumulated depreciation:

                                  2000                 1999
                                --------             --------
 Furniture and equipment        105,089              $30,000
Less accumulated depreciation   (14,741)              (7,500)
                                 -------             -------
Total                          $ 90,348              $22,500
                                 ======              =======





NOTE C - CONVERTIBLE SUBORDINATED DEBENTURES PAYABLE

The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures are unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance.

The debentures, together with the accrued interest, are convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. Prior to March 31, 1999 $100,000 of these debentures has been converted to common stock.


NOTE E - RELATED PARTY TRANSACTIONS

Related party payables include a $352,826 payable to a stockholder.
See Note D.

NOTE F - LEASE COMMITMENT AND CONTINGENCIES

The Company leases its office space under a month-to-month lease/rental agreement. Total rental expense payments for the year ended March 31, 2000 was $56,854.

NOTE G   GOING CONCERN

The Company has an accumulated deficit of $1,968,842 and nominal assets with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be no assurance that such offering or negotiations for private capital will be successful. Management plans to raise additional working capital in subsequent private offerings of its common stock.
















[CAPTION]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Board of Directors and Shareholders
   ComputerXpress, Inc.


We have audited the accompanying consolidated balance sheets of ComputerXpress, Inc. as of March 31, 2000 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of ComputerXpress, Inc.(formerly CostPlusFive.com, Inc.) as at March 31, 1999 and 1998 were audited by other auditor whose report dated April 2, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note I to the financial statements, the Company has an accumulated deficit at March 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern.

ROGELIO G. CASTRO, CPA
Oxnard, California
August 14, 2000




Item 14.  EXHIBITS, FINANCIAL STATEMENTS

(a)  Report of Independent Certified Public Accountant dated
     August 14, 2000
     Financial Statements
     Balance Sheets
     Statement of Loss And Accumulated Deficit
     Statements of Stockholder's Equity
     Statements of Cash Flows
     Notes to Consolidated Financial Statements

(b)Reports on Form 8-K: Not Applicable

(c)Exhibits

Exhibit No.            Description
-----------            -----------

3(a)                   Articles of Incorporation
3(a)2                  Amendment to Articles of Incorporation
3(a)3                  Amendment to Articles of Incorporation
3(a)4                  Amendment to Articles of Incorporation
3(a)5                  Amendment to Articles of Incorporation
3(b)                   By-laws

4(a)                   Specimen certificate of common stock

10(a)                  Asset acquisition agreement
10(b)                  Affiliation agreement
10(c)                  Membership agreement
10(d)                  Minutes of April 13, 1999
1O(e)                  Agreement with Specialized Leasing
14                     Report of Former Independent Accountant
16                     Letter of Former Independent Accountant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned,thereunto duly authorized.

Date: August 17, 2000

ComputerXpress.com, Inc.



                     FRANKLIN R. SCIVALLY
         By____________________________________________
           Franklin R. Scivally, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

FRANKLIN R. SCIVALLY
__________________________________________
Franklin R. Scivally, President and Director
Date: August 17, 2000

JAMES RATHER
___________________________________________
James Rather, Director
Date: August 17, 2000

DONALD R. SMALLMAN
___________________________________________
Donald R. Smallman, Treasurer and Director
Date: August 17, 2000

ROBERT DADDIO
___________________________________________
Robert Daddio, Secretary and Director
Date: August 17, 2000




[CAPTION]
Exhibit 3(a)1
ARTICLES OF INCORPORATION
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
JANUARY 15 1997
NO. C594-97
STATE OF NEVADA

1.  NAME OF CORPORATION: STOP-N-SOCK, LTD.

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served) Name of Resident Agent: Affordable Business Services, Inc. Street Address: 1055 E. Flamingo Road, #1009A, Las Vegas, NV 89119.

3. SHARES: (number of shares the corporation is authorized to issue) Number of shares with par value: ) Par Value: 0 Number of shares without par value:
25,000.

4.  Governing board: SHALL BE STYLED AS (CHECK ONE)1 Director Trustees.

The FIRST BOARD OF DIRECTORS shall consist of 1 members and the names and addresses are as follows:

Name   : Robert T. Yarbray
Address: 76803 Castle Court, Palm Desert, California.

5. PURPOSE: (optional-see reverse side) the purpose of the corporation shall be:

6.  PERSONAL LIABILITY (pursuant to NRS 78.037): Check one:
 Accept xxx    Decline
        ---

7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference herein a part of these articles: Number of pages attached:

8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles (signatures must be)

Name     : Robert T. Yarbray
Address  : 76803 Castle Court, Palm Desert, CA 92211
Signature: ROBERT T. YARBRAY


Subscribed to me and sworn before me this 14th day of January, 1997.

                                  DOUGLAS BECKLEY
                                  _______________
                                   Notary Public
                                  (affix notary stamp or seal)
NOTARY PUBLIC
STATE OF NEVADA
COUNTY OF CLARK
My commission expires Oct. 2, 1997

9.  CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

I, Affordable Business Services, Inc. hereby accept as Resident Agent for the above named corporation.

BY: SIGNATURE ILLEGIBLE
Signature of Resident Agent
January 14, 1997






[CAPTION]
Exhibit 3(a)2
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
JUNE 27 1997
NO. C594-97

STOP-N-SOCK, LTD.
Name of Corporation

We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT
T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of Corporation, `do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the First day of June, 1997, adopted a resolution to amend the original articles as follows:

Article 3 is hereby amended to read as follows:

SHARES: Number of shares with par value: 25,000,000 Par value: .001 The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 25,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

ROBERT T. YARBRAY
____________________________
ROBERT T. YARBRAY, President

State of Nevada
County of Clark
On June 28, 1997, personally appeared before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.

//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
Thomas A. Baez
My Commission Expires
June 6, 1999

                                          (Notary Stamp or Seal)
[CAPTION]
Exhibit 3(a)3
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAR 1 1999
NO. C594-97

STOP-N-SOCK, LTD.
__________________
Name of Corporation

We, the undersigned, ROBERT T. YARBRAY President or Vice President and ROBERT
T. YARBRAY Secretary or Assistant Secretary of STOP-N-SOCK, LTD., name of Corporation, `do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the First day of March, 1999, adopted a resolution to amend the original articles as follows:

Article 1 is hereby amended to read as follows:

NAME OF CORPORATION: CostPlusFive.com, Inc.

Article 3 is hereby amended to read as follows:

SHARES: Number of shares with par value: 50,000,000 Par value:     .001 The
number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 13,848,000; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

____________________________
ROBERT T. YARBRAY, President


____________________________
GEORGE WHITE, Secretary

State of Nevada
County of Clark

On March 1, 1999, personally appeared before me, a Notary Public, Robert T. Yarbray, who acknowledge that they executed the above instrument.

//SIGNATURE ILLEGIBLE
Signature of Notary
Notary Public-State of Nevada
County of Clark
SEAL ILLEGIBLE
March 1, 1999
                                          (Notary Stamp or Seal)


[CAPTION]
Exhibit 3a(4) Amendment to Articles of Incorporation
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
(After Issuance of Stock)
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAR 12 2000


STOP-N-SOCK, LTD.
__________________
Name of Corporation

We, the undersigned, FRANK R. SCIVALLY President and FRANK R. SCIVALLY Secretary of STOP-N-SOCK, LTD., name of Corporation, `do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the First day of March, 2000, adopted a resolution to amend the original articles as follows:

Article 1 is hereby amended to read as follows:

NAME OF CORPORATION: COMPUTERXPRESS.COM, INC.

Article 3 is hereby amended to read as follows:

SHARES: Number of shares with par value: 100,000,000 Par value:     .001

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is ___________; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

F.R. Scvially
____________________________
President or Vice President

F.R. Scivally
________________________________
Secretary or Assistant Secretary



State of Arizona
County of Pima

On 9 March 2000, personally appeared before me, a Notary Public, Franklin R. Scivally, who acknowledge that they executed the above instrument.

Lori Knippen
____________________________
Signature of Notary
Notary Public-State of Nevada
County of Clark

                                        (NOTARY SEAL)

[CAPTION]
Exhibit 3(a)5 Amendment to Articles of Incorporation
DEAN HELLER
SECRETARY OF STATE
101 NORTH CARSON STREET, SUITE 3
CARSON CITY, NEVADA 89701-4786
(775)6845708
FILED #C-594-97
MAR 15 2000
IN THE OFFICE OF
DEAN HELLER
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF AMENDMENT (PURSUANT TO NRS 78.385 AND 78.390)
Important: Read attached instructions before completing form
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS (PURSUANT TO NRS 78.385 AND 78.390-AFTER ISSUANCE OF STOCK) REMIT IN DUPLICATE

                              __________________

1.  Name of Corporation: COMPUTERXPRESS.COM, INC.

2. The articles have been amended as follows: (provide article numbers, if available):

                                ARTICLE 3

SHARES: Number of shares with par value: 100,000,000 Par value:     .001

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 42,000,000.

4.  Signatures (Required):

F.R.Scvially
____________________________
President or Vice President

Donald Smallman
____________________________

Secretary or Assistant Secretary

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

[CAPTION]
Exhibit 3.3
BY-LAWS -OF-
STOP-N-SOCK, LTD.
ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this
Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: January 15, 1997

 ROBERT T. YARBRAY
-------------------------
    Incorporator

[CAPTION]
Exhibit 4.1  SPECIMEN OF COMMON STOCK CERTIFICATE COSPLUSFIVE.COM., INC.

[________]NUMBER SHARES[________]INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA 50,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


COMMON STOCK                         CUSIP 22161W 10 8
SEE REVERSE FOR CERTAIN
DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF COSTPLUSFIVE.COM, INC.
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF COSTPLUSFIVE.COM,INC.]

   FRANKLOIN SCIVALLY                     DONALD SMALLMAN
------------------------                 ---------------------
       President                          Secretary

COUNTERSIGNED
PACIFIC STOCK TRANSFER COMPANY
P.O. Box 93385
Las Vegas, NV 89193

By: ^^Illegible Signature^^


5899 south State Street
Salt Lake City, UT 84107

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____ TEN ENT  - as tenants by the entireties          (Cust)
(Minor)____________________________________________
JT TEN   - as joint tenants with right under Uniform Gifts to Minors
_____________  of survivorship and not as _________  Act
________________________  tenants in common
(State)

Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto ___________________________________________________
    PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
---------------------------------------

---------------------------------------

_________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

Exhibit 10.  Acquisition Agreement

Exhibit 10(a)EXHIBIT 10(b) Standard Affiliate Agreement

AFFILIATE OPERATION AGREEMENT

This agreement contains the complete terms and conditions between us, CostPlusFive.com Inc., and you, the applicant, regarding your application to participate in the CostPlusFive.com Affiliate Network Program (the "Program").

Upon our acceptance of your application and your execution of this agreement in the place provided below, this will be a legally binding agreement between you and us.

1. Enrollment in the Program
To become a participant in the Program, you must properly complete a Program application and submit the application to us via our website, and we must accept your application. We will review all applications and will notify you of our decision in a timely manner. We will have the right to accept or reject your application at our sole discretion, with or without reason. Applications will not be accepted from any of our vendors or employees or from any applicant operating a website that contains any of the following: (i) sexually explicit, obscene or pornographic content (whether in text or graphics), (ii) speech or images that are offensive, profane, hateful, threatening, harmful, defamatory, libelous, harassing or discriminatory (whether based on race, ethnicity, creed, religion, gender, sexual orientation, physical disability or otherwise), (iii) graphic violence (which may include certain types of game sites), (iv) content related to liquor, tobacco, guns or firearms, drugs, gambling, crime or death, (v) politically sensitive or controversial issues (e.g., euthanasia, abortion, capital punishment) or other political content (e.g., lobbyists, PAC sites, political campaigns), or (vi) any unlawful behavior or conduct. If we reject your application, you are welcome to reapply to the Program at any time.

2. Commission Determination and Payment

On a quarterly basis in accordance with Section 3 below, we agree to pay you commissions in accordance with the table set forth below on Purchase Amounts derived from Affiliate-Generated Purchases. An "Affiliate-Generated Purchase" occurs when a customer follows a properly coded Link (as defined below) from your site to our site, selects and purchases a product from our site using our ordering system, accepts delivery of the product at the shipping destination, and remits full payment to us. An Affiliate-Generated Purchase will not include any products that are added to a customer's "Shopping Cart" on our site after the customer has exited and reentered our site (other than through a properly coded Link from your site to our site), even if the customer previously followed a Link from your site to our site. Purchases of gift certificates are eligible to earn commissions. "Purchase Amount" means the gross sales of your Affiliate-Generated Purchases minus shipping charges, gift-wrapping charges, taxes, coupons or other discounts and product returns related to such gross sales. Our determinations of the commissions payable to you will be final and binding on you.

Following is the schedule for commissions on Affiliate-Generated
Purchases:

Purchase Amount from
Affiliate-Generated
Purchases in a Quarter

Commission Payable to
You (Expressed as a
Percentage of Purchase
Amount)

Under $1,000
      $1,000 to $5,000
      $5,000.01 to $10,000
              over $10,000

1.5%
1.75%
+2.%
2.5%

In addition, on a quarterly basis in accordance with Section 3 below, you will receive a bonus of $5 for each "New Member" that makes an Affiliate-Generated Purchase on our site. A New Member is defined as an CostPlusFive.com customer who has never previously purchased at our site, as determined by us in our sole discretion based on a comparison of our existing customer database with each customer's name, e-mail address, billing address, credit card number and such other factors as we may determine. Our determination of whether a customer qualifies as a New Customer will be final and binding upon you. Your commissions and bonuses are for your use only and therefore may not be offered, directly or indirectly, in whole or in part, to our customers in the form of rebates, coupons, commissions, refunds or other manner.

3. Commission Payment

We will pay your commission and bonus on a quarterly basis. Within approximately 30 days following the end of each calendar quarter, we will send you a check for the commission earned on the Purchase Amount for products that were shipped during that quarter and any bonus amount for New Customers that made Affiliate-Generated Purchases during that quarter. If the commissions and bonus payable to you for any calendar quarter are less than $20.00, we will hold those commissions and bonuses until the next calendar quarter. The following calendar quarter the commission and bonus payment will be made regardless of its amount. If a product sale that generated a commission or bonus payment is returned by the customer, we will deduct the corresponding commission and/or bonus from your next quarterly payment or, if there is no subsequent payment, we will send you a bill for the amount we overpaid you, which will be payable promptly upon receipt.

4. Grant of Limited License by CostPlusFive.com to Affiliate; Promotion of Affiliate Relationship

During the Term, you agree that you will place on your website or place of business one of the graphics or textual links approved by us and made available to you via our Program website ("Links"), and you will code all Links to our website in the manner specified by us. During the Term (as defined below) of this agreement, we grant to you a nonexclusive, revocable, non- transferable, non-sublicenseable right and license to use within the United States (a) the Links for the sole purpose of displaying the Links on your website with the URL specified in your application in order to connect that site to our site and (b) our other names, marks or symbols (the "Licensed Materials") for the sole purpose of advertising, promoting or marketing your affiliate relationship with us. Prior to using any of the Licensed Materials, you will submit to us for approval a draft of all proposed material that incorporates the Licensed Materials (e.g., publicity copy, artwork and layout), together with a brief statement setting forth the proposed use of such materials and any other background or supporting material reasonably requested by us to allow us to make an informed judgment. All such materials will be submitted to us at least ten (10) days prior to the date of first intended use. We will notify you of our approval or disapproval of such materials within five (5) business days of our receipt of all information required to be submitted. The approval or disapproval of such materials will be in our sole discretion. Any materials not receiving our specific written preliminary approval will be deemed disapproved.

You will use the Links and the Licensed Materials only in the exact form, style and type approved by us, and you will include with the Links and the Licensed Materials such copyright, trademark or other notices as may be required by law or requested by us. We will have the right to alter, modify or discontinue the use of any of the Links or the Licensed Materials or the form, style or type thereof at any time in our sole discretion. In addition to the foregoing control measures, we may implement additional control measures to protect our intellectual property rights in the Links and the Licensed Materials, and you agree to cooperate with us in our efforts to protect such intellectual property rights. You further agree to maintain a level of quality in connection with your use of the Links and the Licensed Materials that is consistent with general industry standards, and you acknowledge that we will periodically monitor your use of the Links and the Licensed Materials to confirm your maintenance of such quality levels. You acknowledge that, except for the license expressly granted in this agreement, you have not acquired and will not acquire any right, interest or title to the Links or the Licensed Materials by reason of this agreement or through the exercise of any rights in the Links or the Licensed Materials granted to you hereunder. You further acknowledge that all proprietary rights in the Links and the Licensed Materials and the goodwill associated therewith are solely owned by and belong to us, and that all additional goodwill associated with the Links and the Licensed Materials created through their use by you will inure to our sole benefit. As between you and us, we will be considered the creator of the Links and the Licensed Materials, and all rights in the Links and the Licensed Materials will be our property. In addition, you hereby grant, assign and convey to us any and all rights you may now have or may be deemed to have in the future with respect to the Links and the Licensed Materials or any portion of them. You agree not to register or attempt to register any brand, names, marks, or other elements of the Links or the Licensed Materials as a trademark, service mark, Internet domain name, trade name, or any similar trademarks or name, with any domestic or foreign governmental or quasi-governmental authority which would be likely to cause confusion with any of the Links or the Licensed Materials. You agree not to commit any act that would cause any of the Links or the Licensed Materials to vest in the public domain anywhere in the United States or Canada. Other than as set forth in this agreement, you shall make no use of the Links or the Licensed Materials or of any designation confusingly similar to any of the Links or the Licensed Materials without our prior written consent. You further agree that you will not have the right to, and you will not,
(a) use any method other than the Links for the purpose of identifying your site as a member of the Program and establishing a link from your site to ours; (b) use the Links or the Licensed Materials in any manner that suggests an endorsement or validation of any product or service other than our site; (c) use the Links or the Licensed Materials in connection or association with any matter that falls within any of the categories listed in subclauses (I) through (vi) of Section 1 of this agreement; (d) use the Links or the Licensed Materials or any other names, marks, symbols, copyrights, logos, fanciful or other characters, designs, representations, figures, drawings, photographs, ideas or other proprietary designations or properties owned, developed, licensed or created by us, except as expressly permitted by this agreement; (e) use the Links or the Licensed Materials as your own property; or (f) use the Links or the Licensed Materials in connection with, in any manner or form, the names, marks, signs, symbols, products, services, logos or other proprietary designations or properties of any third parties. You further agree that you will not post, mail or distribute our coupons, gift certificates or other discount mechanisms in any way without first obtaining our written consent, nor will you in any way misrepresent our offers, policies or product availability. You shall promptly report to us if you become aware of (a) any infringement of our intellectual property rights relating to the Links or the Licensed Materials by any third party, (b) any infringement by any such third party of any right granted under this agreement and (c) any unauthorized copying or distribution of the Links or the Licensed Materials or any component thereof by any third party.

5. Obligations of Affiliate

You agree that you will be solely responsible for, and that you will defend, indemnify and hold us and our officers, directors, agents, employees and representatives harmless from and against, any and all claims, suits, damages, losses, liabilities, obligations, penalties and expenses, including legal fees and expenses, relating to or based on the development, operation and maintenance of your site, including all materials that appear on your site; the technical operation of your site and all related equipment; creating and posting product reviews, descriptions and references on your site and linking those descriptions to our site; the accuracy and propriety of materials posted on your site; the sale or offering for sale, use or consumption of any products on your site; and ensuring that materials posted on your site do not violate or infringe upon the rights of any third party and are not libelous or otherwise illegal.

6. Term of the Agreement

The "Term" of this agreement will begin upon our acceptance of your Program application and will end on the date this agreement is terminated by either party. Either you or we may terminate this agreement at any time, with or without cause, by giving the other party two days' written notice of termination. Upon the termination of this agreement for any reason, you will immediately cease use of, and remove from your site, all Links and Licensed Materials and any other names, marks, symbols, copyrights, logos, fanciful or other characters, designs, representations, figures, drawings, photographs, ideas or other proprietary designations or properties owned, developed, licensed or created by us and/or provided by or on behalf of us to you pursuant to this agreement or in connection with the Program. You will not receive any commissions or bonuses on product sales occurring following the end of the Term, and commissions and bonuses earned through the end of the Term will remain payable only if the related orders are not canceled or returned. We may withhold your final payment for a reasonable time to ensure that the correct amount is paid.

7. Modification

We may modify any of the terms and conditions contained in this agreement, at any time and in our sole discretion, by posting a change notice or a new agreement on our site. Modifications may include, for example, changes in the commission schedule, the bonus payments, payment procedures and Program rules. IF ANY MODIFICATION IS UNACCEPTABLE TO YOU, YOUR ONLY RECOURSE IS TO TERMINATE THIS AGREEMENT. YOUR CONTINUED PARTICIPATION IN THE PROGRAM FOLLOWING OUR POSTING OF A CHANGE NOTICE OR NEW AGREEMENT ON OUR SITE WILL CONSTITUTE BINDING ACCEPTANCE OF THE CHANGE.

8. Limitation of Liability

We will not be liable for indirect, special or consequential damages (or any loss of revenue, profits or data) arising in connection with this agreement or the Program, even if we have been advised of the possibility of such damages. Further, our aggregate liability arising with respect to this agreement and the Program will not exceed the total commissions and bonuses paid or payable to you under this agreement.

9. Disclaimers


We make no express or implied warranties or representations with respect to the Program or any products sold through the Program (including, without limitation, warranties of fitness, merchantability, noninfringement, or any implied warranties arising out of a course of performance, dealing, or trade usage). In addition, we make no representation that the operation of our site will be uninterrupted or error-free, and we will not be liable for the consequences of any interruptions or errors.

10. Independent Investigation

YOU ACKNOWLEDGE THAT YOU HAVE READ THIS AGREEMENT, HAVE HAD AN OPPORTUNITY TO CONSULT WITH YOUR OWN LEGAL ADVISORS IF YOU SO DESIRED, AND AGREE TO ALL THE TERMS AND CONDITIONS SET FORTH HEREIN. YOU AGREE THAT, IN INTERPRETING THIS AGREEMENT, NO WEIGHT SHALL BE PLACED UPON THE FACT THAT THIS AGREEMENT HAS BEEN DRAFTED BY US, AND YOU SHALL NOT ASSERT THAT THIS AGREEMENT IS UNENFORCEABLE OR INVALID ON THE GROUNDS THAT IT IS A CONTRACT OF ADHESION, THAT IT IS UNCONSCIONABLE OR ANY SIMILAR THEORY. YOU UNDERSTAND THAT WE MAY AT ANY TIME (DIRECTLY OR INDIRECTLY) SOLICIT CUSTOMER REFERRALS ON TERMS THAT MAY DIFFER FROM THOSE CONTAINED IN THIS AGREEMENT OR OPERATE WEB SITES THAT ARE SIMILAR TO OR COMPETE WITH YOUR WEB SITE. YOU HAVE INDEPENDENTLY EVALUATED THE DESIRABILITY OF PARTICIPATING IN THE PROGRAM AND ARE NOT RELYING ON ANY REPRESENTATION, GUARANTEE OR STATEMENT OTHER THAN AS SET FORTH IN THIS AGREEMENT.

11. Miscellaneous

The provisions contained in this agreement constitute the entire agreement between the parties with respect to the subject matter of this agreement, and no statement or inducement with respect to such subject matter by any party which is not contained in this agreement shall be valid or binding between the parties. You may not assign or transfer this agreement or any interest herein, nor shall the same be assignable by operation of law, without our prior written consent. For this purpose, "assignment" shall include any sale of a majority of the voting power of your capital stock or any merger, consolidation or other comparable transaction following which you are not the surviving corporation.

This agreement shall be governed by, and construed in accordance with, the laws of the State of California. Any legal proceeding of any nature brought by either party against the other to enforce any right or obligation under this agreement, or arising out of any matter pertaining to this agreement, shall be submitted for trial, without jury, before the federal or state courts located in the city of Los Angeles, California. The parties consent and submit to the jurisdiction of any such court and agree to accept service of process inside or outside the State of California in any matter to be submitted to any such court pursuant hereto. No release, discharge or waiver of any provision of this agreement will be enforceable against or binding upon either party unless in writing and executed by the party granting such release, discharge or waiver. Neither the failure to insist upon strict performance of any of the agreements, terms, covenants or conditions hereof, nor the acceptance of monies due hereunder with knowledge of a breach of this agreement, shall be deemed a waiver of any rights or remedies that either party may have or a waiver of any subsequent breach or default in any of such agreements, terms, covenants and conditions. If any term or provision of this agreement shall be found to be void or contrary to law, such term or provision shall, but only to the extent necessary to bring this agreement within the requirements of law, be deemed to be severable from the other terms and provisions hereof, and the remainder of this agreement shall be given effect as if the parties had not included the severed term herein. As used in this agreement, "dollars" or "$" refers to United States dollars.

[CAPTION]
Exhibit 5(c) Form of Membership Agreement

CostPlusFive.com is dedicated to providing our members the best possible prices on state-of- the-art, open architecture, computer systems, through the use of the fastest growing medium ever known to man, the Internet. Unlike other Internet based companies, we are also dedicated to providing our members the best possible service and support, through our continuously growing chain of outlet stores. CostPlusFive.com is committed to continuously updating our business model to ensure that we stay competitive and maximize our shareholders return on investment.

CostPlusFive.com, Inc. will ensures that:

Our customers get the lowest prices possible.

Our prices are based on today's component costs, not last weeks, or last months.

 Our computers meet with the highest standards of quality.

 Your computer is shipped within 3 business days.

We continue to bring you more products based on the CostPlusFive.com concept.

THE CONCEPT

The concept is simple. CostPlusFive.com is a Wholesale Buying Club on the Internet. Our members pay only 5% above our costs to purchase any of our computer systems, guaranteed. Members pay a membership fee of only $39.95 per year for an Family Membership, or $139.95 per year for a Business Membership and in turn, save hundreds to thousands of dollars on the purchase of our products. You will save more than that on your first computer purchase. CostPlusFive.com invites you to join the most unique wholesale club ever! This exclusive is the greatest value for your dollar anywhere top quality, national name brand computer systems & components, delivered right to your door; along with advice on how to use them. CostPlusFive.com offers you the same quality components that you see in every major publication.

CostPlusFive.com, Inc.
4206 East Chandler Blvd., Suite 8
Phoenix, Arizona  85048-8873

                          COMPUTERS
                      BUSINESS REPLY MAIL
                        MEMBER BENEFITS


As a member of CostPlusFive.com, you will receive all of the following benefits (Worth Over $129.00), Plus hundreds of dollars in savings, all for a nominal annual membership fee of $39.95 for a Family Membership and $139.95 for a Business Membership.

FREE Y2K EVALUATION & SPRING CLEANING on one computer during the first month of your membership. The evaluation includes a complete hardware and software evaluation relating to problems caused by the change to the year 2000.

FREE PRODUCTS? YES FREE! Through our revolutionary Member Referral Program, you will receive a $10 product credit for every new family member you refer that joins and a $35 product credit for every new business member you refer that joins. You can be proud to refer your friends and family. They get the best computers for the lowest prices and you earn free products for yourself. (Use your credit toward any of our awesome products and services.)

QUALITY COMPUTER SYSTEMS AND COMPONENTS AT WHOLESALE PRICES!


Family Membership                  Business Membership
NAME _________________________________________________
STREET ADDRESS _______________________________________
CITY ___________________________   ST_____ ZIP ____________
PHONE (        )_________________  FAX (        )________________
EMAIL ADDRESS ________________________________________
REFERRED BY




                           COMPUTERS

The Swap Shop is your electronic trading post (not an auction house), where you can list and sell almost any item you have. List your item(s) at the Swap Shop and when someone is interested in purchasing it, they can click on your name next to your item and send you an email. CostPlusFive.com assumes NO responsibility for the validity of any item or person selling items at the Swap Shop. It is the buyer and sellers' responsibility to do their due diligence and verify as much information about the other person prior to consummating a transaction. The Swap Shop will revoke the membership and listing privileges of anyone known to have committed a fraudulent act against another person at the Swap Shop. Insertion Fees:

- When you list an item at the Swap Shop, you will be charged an insertion fee only. There are no additional charges when your item sells. List your item as many times as you want.

- Member Fees - Members of CostPlusFive.com can post any item that meets the criteria set forth in the "Guidelines", for a period of ten (10) days, for only $1.00.

- Non Member Fees - Non Members of CostPlusFive.com can post any item that meets the criteria set forth in the "Guidelines", for a period of ten (10) days, for only $2.00.

QUALITY COMPUTER SYSTEMS AND COMPONENTS AT WHOLESALE PRICES!


TELL US ABOUT YOU!

I USE MY COMPUTER FOR:
I  ENJOY


x INTERNET
x COMPUTERS


x GRAPHICS
x SPORTS


x GAMES
x READING

x BUSINESS APPLICATIONS
x SOFTWARE
x OTHER

[CAPTION]
Exhibit 1.4
BILL OF SALE
The undersigned, president of COST PLUS FIVE.COM, INC. ("Seller") for valuable consideration, the receipit and sufficieny of which are hereby acknowledged, does hereby sell, assign, transfer and convey to Stop-N-sock, Ltd. A Nevada Corporation ("Buyer") all Seller's right, title and interest in and to the Assets, as set forth in the Inventory (as such terms are defined in the Asset ppurcahse and sale agreement, dated as of February 26, 1999 by and between Seller and Buyer.)

Dated: February 26, 1999

COST PLUS FIVE.COM, Inc.

By_________________
Name_______________
Title______________

[CAPTION]
EXHIBIT 10(a)  Acquisition Agreement (Asset Purchase and Sale
   Agreement)

This Asset Purchase and Sale Agreement ("Agreement") is made and entered into asof February 26, 1999, by and between STOP-N-SOCK, Ltd., a Nevada corporation("Buyer"), and COST PLUS FIVE.COM, INC., a Nevada corporation ("Seller").

                            RECITALS

WHEREAS, Seller owns all right, title and interest in and to the tangible and intangible assets listed on Schedule one attached hereto (the
"Assets");  and,

WHEREAS, Seller owns desires to forever sell, assign, grant, convey and transfer to Buyer, and Buyer desires to acquire from Seller, all right, title and interest in and to the Assets including the name "COST PLUS FIVE.COM", under the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereafter set forth, and for good and valuable consideration, the receipt and sufficiency which are hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. For the purposes of this Agreement, the following terms hall have the following meanings:

     1.1 Affiliates means any past, present or future subsidiaries, officers, directors, control persons, employees, shareholders, agents, representatives, attorneys, heirs, successors, beneficiaries, assigns, executors, administrators or any other affiliated individual, corporation, limited liability company, association, partnership, joint venture, trust or other entity or organization.

     1.2 Assets means the tangible and intangible assets owned by the eller as of the date hereof, or acquired by the Seller prior to the closing date hereof, or acquired by the Seller prior to the closing Date and set forth on schedule One attached hereto.

     1.3 Assignment means the assignment to be duly executed and delivered by the Seller in accordance with this Agreement conveying to Buyer all of seller's right, title and interest in the contracts, and any other intangible assets as set forth in Exhibit 1.3.

     1.4 Bill of Sale means the Bill of Sale, to be duly executed and delivered by Seller in accordance with this Agreement, conveying to the Buyer all right, title and interest in and to the tangible assets. The Bill of Sale hall be substantially in the form of, and upon the terms contained in , Exhibit 1.4 attached hereto and incorporated herein by this reference.

     1.5 Closing means the closing of the purchase and sale of the Assets in accordance with the terms of this Agreement on the Closing Date.

     1.6 Closing Date means February 26, 1999 provided: (i) that all conditions hereunder have been satisfied or waived in accordance with this Agreement; (ii) that all applicable periods have run under applicable Bulk ales Notice laws or Bulk Sales Notice has been waived;
(iii) that Seller delivers the Tax Clearance Certificates to the Buyer, if requested.

Goodwill means the Seller's right, title and interest in and to the goodwill of the Seller and his Names, including, without limitation, any and all trade names, service marks, trademarks, logos, copyrights and all other rights of intellectual property, whether or not claimed or asserted by Seller, and the use, application and exclusive right to exploit such rights of intellectual property, and all similar assets, owned by the Seller as of the date hereof, or acquired by the Seller prior to the Closing Date.

     1.8 Inventory means the written inventory of the Seller described in Exhibit 1.8 attached hereto and incorporated herein by this reference.

     1.9 Liabilities means any and all of Seller's past, present and future debts, obligations, claims, demands, liens, costs, expenses, penalties, judgments, damages, accounts payable, agreements, contingent, known, unknown, matured or unmatured.

     1.10 Purchase Price means 17,000,000 shares of common stock of Stop-N- ock., a Nevada corporation, to be delivered to Seller at Closing, and 7,100,000 additional shares issuable to the persons listed on Exhibit 1.10.

2.     Purchase and Sale: Closing

     2.1 Conveyance of Assets. On the Closing Date and subject to the terms and conditions as set forth in this Agreement, Seller shall forever sell, assign, grant, convey and transfer to the Buyer, free and clear of any and all Liabilities (except those liabilities set forth in the financial statements of seller attached hereto as Exhibit 2.1), and the Buyer shall purchase and acquire from the Seller, all of the exclusive right, title and interest in, to and under all of the Assets, including, without limitation, the following corporeal and incorporeal incidents thereof.

     (a) All Goodwill therein, including, without limitation, all copyright interests, trademarks and any other intellectual property interests owned or claimed by Seller, including, without limitation, the U.S. Copyright and/or Trademark or Tradenames Registrations together with all other interests accruing by reason of copyright, trademark or tradenames laws or conventions, as set forth on th4e schedule attached as
Exhibit 2.1(a), attached hereto and incorporated herein by this reference;

     (b) All right, title and interest of Seller in and to the trade secrets and any and all inventions, discoveries, improvements, ideas, trade secrets, know-how, confidential information, and all other intellectual property owned or claimed by Seller in the Assets;

     (c) All right, title and benefit of Seller in, to, and under all agreements, contracts and licenses, entered into by Seller, or having Seller as a beneficiary, and pertaining to the Assets, as set forth on the schedule attached as Exhibit 2.1(c) and;
      (d) All rights, title, interest and benefit of the name "COST PLUS FIVE.COM throughout the world.

     2.2 Possession. Simultaneously with the Closing, Seller shall deliver possession and enjoyment of the Assets to Buyer and Buyer shall thereupon have the immediate right to possess, develop, use, sell, encumber and/or transfer the Assets, or any part thereof for its own account to the total exclusion of seller.

     2.3 Closing Date. The Closing Date for the consummation of the transaction contemplated by this Agreement is Friday, February 26, 1999 and hall take place at Smith & Associates, 1925 Century Park East, 16th Floor, Los Angeles, CA 90067, or such other place as mutually agreeable between the parties, at a time to be designated between the parties.

     2.4 Real Estate. That certain parcel of real estate presently owned by Buyer described on Exhibit 2.4 attached hereto (the "Real Estate") which is subject to trust deeds in favor of valid creditors of the Company. The Real Estate is not part of the assets of the Buyer, and will be sold for the benefit of, or conveyed to, creditors of the Company and the proceeds will not be received by the Company nor will the Company have any right or claim thereto. Should the Real Estate be sold and the proceeds paid to such creditors then the present management of the Company will obtain releases from the creditors respecting the liabilities of the Company to them.

3.     Deliveries at Closing.

     3.1 Deliveries by Seller. At the Closing, Seller shall deliver into the Closing the following:

     (a) The original Bill of Sale and the original Assignment duly executed by Seller; and

     (b) Possession of the Assets, including Seller's entire inventory and the documents evidencing the registration transfer of the copyrights, trademarks and tradenames; and

     (c) Such resolutions, authorizations, certificates of good standing and/or other corporate documents relating to Seller as are reasonably required by Buyer to evidence the sale and transfer in connection with the transactions contemplated under this Agreement.

3.2 Deliveries by Buyer. At the Closing, Buyer shall deliver into Closing the following original documents, duly executed by the Buyer;

     (a) Such resolutions, authorizations, certificates of good standing and/or other corporate documents relating to Buyer as are reasonably required by seller to evidence the sale and transfer in connection with the transactions contemplated under this Agreement; and

     (b)     The 17,000,000 shares of stock of Buyer,

     (c) The 7,100,000 shares of stock of Buyer to those shareholders listed on Exhibit 1.10 attached hereto.

3.3     Deliveries by Buyer and Seller.   Buyer and Seller will each
deposit uch other instruments consistent with this Agreement as are reasonably required to effectuate the transactions contemplated under this Agreement.

4.    Payment of Purchase Price.

     4.1 Purchase Price. Buyer agrees to pay to Seller the total Purchase Price, to be delivered to Seller on the Closing Date.

     4.2   Taxes.  The amount payable to Seller by Buyer under this
Section 4 is inclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees which Seller may be required to pay or collect upon the delivery of the Assets.

5.     Representations and Warranties.

     5.1     (a)     To the best knowledge and belief the Buyer shall
receive, pursuant to this Agreement as of the Closing Date, complete and exclusive right, title, and interest in and to the Assets and all tangible and intangible property rights existing in the copyrights, trademarks and tradenames.

     (b) The copyrights, trademarks and tradenames ARE ORIGINAL AND DO NOT INFRINGE ANDY PATENT, COPYRIGHT, OR TRADE SECRET OF ANY THIRD PARTY.

     (c) Seller, as a shareholder in Buyer, shall be subject to the terms and conditions applicable to the shareholders of the Buyer, pursuant to its Articles of Incorporation, By-Laws, shareholder agreement, or any other such instruments, now promulgated, or as may be promulgated in the future, relating to the ownership of such equity interests in Buyer, and understands that such hares are to be issued with restrictive legend under Rule 144.

     (d) Seller operates and does business under the laws of the State of Nevada and has all requisite power and authority to own, lease and operate its properties and to carry on its business known as COST PLUS FIVE.COM as now being conducted or contemplated. Seller has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

     (e) The execution, delivery and performance by Seller, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and, when executed and delivered in accordance with its terms, shall constitute the valid and binding obligations of Seller, enforceable in accordance with the terms thereof. Neither the executi9on, delivery or performance by Seller of this Agreement nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any provision hereof will (i) violate or result in a breach of any provisions of the Fictitious Business Name Certificate of Seller, as in effect of the date hereof, (ii) conflict with any law, statute, ordinance, rule regulation, order, writ, judgment, injunction, award, decree, concession, grant, franchise, restriction or agreement of, from or with any governmental authority applicable to Seller. No permit, consent or approval of or by, or any notification of or filing with, any person or entity is requ8ired in connection with the execution, delivery or performance by Seller, or the consummation of the transactions contemplated hereby.

     (f) There are no outstanding orders, judgments, injunctions, awards or decrees of any court or other governmental authority or arbitration tribunal against Seller. Seller is not in default of any such order, judgment, injunction, award or decree. Other than the litigation with the CEFC, there are no actions, suits, claims, investigations or legal, administrative or arbitration proceedings pending or threatened against Seller, whether at law or in equity, whether civil or criminal in nature, or whether before or by an court or other governmental authority.

     (g) Except as disclosed in Exhibit 2.1 attached hereto, Seller has no Liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to anysuch liability or obligation) which would affect the Buyer or the Assets or become the obligatino of the Buyer as a result of the transactions consummated hereby.

     5.2     Buyer's Representations and Warranties.   Buyer hereby
represents and warrants to Seller that:

     (a) Buyer is, or will be on the Closing Date, duly incorporated, validly existin and in good standing under the laws of the State of Nevada and has all requisite power and authority to own, lese and operate its properties and to carry on its business as now being conducted or contemplated. Buyer ahs all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     (b) The execution, delivery and performance by Buyer, and the consummation of the trasnactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of
Buyer.   This Agreement has been duly and validly executed and delivered by Buyer and, when executed and delivered in accordance with its terms, shall constitute the valid and binding obligations of Buyer, enforceable in accordance with the terms thereof. Neither the execution, delivery or performance by Buyer of this Agreement nor the consummation by Buyer of the transactions contempoated hereby, nor compliance by Buyer with any provision hereof will (i) violate or result in a breach of any provision of the Articles of Incorporation or Bylaws of Buyer, in each case as in effect of the date hereof, (ii) conflict with any law, tatute, ordinance, rule, regulation, order, writ, judgment, injunction, award, decree, concession, grant, franchise, restriction or agreement of from or with any governmental authority applicable to Buyer. No permit, consent or approval of or by, or any notification of or filing with, any person or entity is required in connection with the execution, delivery or performance by Buyer, or the consummation of the transactions contemplated hereby.

6.     Existing Agreements.
     6.1 No Third Party Rights. Seller hereby represents and warrants to Buyer that there have been no rights in and to the Assets granted to any third parties.

     6.2      Representations and Warranties.     Seller hereby
represents and warrants to Buher that each agreement is in full force and effect in accordance with its terms, without modification or amendment and without default by either party thereto; that, to the extent required to have been performed as of the Closing Date, have ben performed in full; and that each Agreement is freely assignable to and assumable by Buyer pursuant to this Agreement, without the requirement of obtaining any consent or approval, giving any prior or subsequent notice, paying any furrher royalty or fee to any party thereto or to any other third party, or performing any duty that has not already been fully performed by seller.

     6.3.     Assignment of Existing Agreements.   Seller hereby assigns,
transfers, and conveys all of the agreements identified in Exhibit 6.3 to Buyer, and Buyer hereby asumes the obligations set forth in such Agreements and agrees to indemnify and hold harmless Seller and its Affiliates from and against any failure of Buyer to perform its obligations under the agreements in accordance with their terms. Seller and Buyer shall jointly notify all parties to the agreements of the foregoing assignment and assumption. It is mutually agreed that Seller shall retain all amounts previouisly paid to Seller under the agreement and that, to the extent further payments may be made thereunder, Buyer hall be entitled to receive them directly from such contracting parties, and, if such payments noneteless are made to Seller, Seller shall remit such payments to Buyer immediately.

     6.4 Liabilities Assumed. Anything contained in this Agreement to the contrary notwithstanding, the Buyer is assuming, and shall be responsible for, any liability, cost or expense of the Buyer or its Affiliates, provided such liability, cost or expense relates to the agreements identified in Exhibit 6.4, which were incurred prior to the Closing Date, become the responsibility of the Buyer. Any other liabilities not disclosed on or in Exhibit 2.1 or Exhibit 6.4 hall be the sole responsibility of Seller and Seller shall indemnify and hold Buyer and its Affiliates harmless and against any liability, claim, cost or expense, including reasonable attorneys' fees (whether incurred before or after the entry of judgment) arising therefrom.

7.     Further Assurances.

     7.1 Execution of Documents. Seller shall execute and deliver such further conveyance instruments and take such futher actions as may be necessary or desirable to evidence more fully the transfer of ownership of the Assets to Buyer. Seller therefore agrees:

     (a) To execute, acknowledge, and deliver any affidavits or documents or assisgnment and conveyance regarding the Assets;

     (b) To provide testimony in connection with any proceeding affecting the right, title or interest of Buyer in the Assets; and

     (c) To perform any other acts deemed necessary by Buyer to carry out the intent of this Agreement.

     7.2     Power of Attorney.   Seller hereby appoints Buyer as his
attorney- in-fact, irrevocably and coupled with an interest, with all right of substitution and delegation to execute or file any documents, or take any actions to perfect, protect or assert the right in and to the Assets conveyed hereunder to Buyer by Seller.

8.     Protection of Trade Secrets/Non-Competition.

     8.1 Confidentiality. The parties agree to hold each other's Confidential Information confidential for a period of five (5) years following the Closing Date of this Agreement. The parties agree, that unless required by law, they shall not make each other's Confidential Information available in any form to any third party or to use each other's Confidential Information for any purpose other than the implementation of this Agreement. Each party agrees to take all reasonable steps to ensure that Confidential Information is not disclosed or distributed by his or its Affiliates in violation of the terms of this Agreement. A party's "Confidential Information" shall not include information that: (a) is or becomes a part of the public domain through no act or omission of the other party; (b) was in the other party's lawful possession prior to the disclosure and had not been obtained by the other party either directly or indirectly from the disclosing party;
(c) is lawfully disclosed to the other party by a third party w8ithout restriction on disclosure; (d) is independently developed by the other party; or (e) is required to be disclosed by any judicial or governmental requirement or order (provided that recipient timely advises the disclosing party of the governmental demand for disclosure).

     8.2 Trade Secrets. Seller hereby agrees that from and after the Closing Date, and for so long thereafter as the data or information remains Trade Secrets, Seller shall not use, disclose, or permit any person not authorized by Buyer to obtain any Trade Secrets (whether or not the Trade secrets are in written or tangible form), except as specifically authorized by Buyer.

     8.3     Non-Competition.   Seller hereby expressly acknowledges and
recognizes the highly competitive nature of the development, marketing, manufacturing and distribution in the computer hardware and software industry in general, and the goodwill in the copyrights, trademarks and trade names which have been developed through and by the Seller. Accordingly, in consideration of the premises contained herein, and as a material inducement to the Buyer to enter into this Agreement, without which the Buyer would not have entered into this Agreement, Seller expressly agrees, for himself, and his Affiliates (which Affiliates the Seller represents and warrants shall be bound under this paragraph), the he will not, for a period of five (5) years following the Closing Date, and throughout the universe, (i) directly or indirectly engage in, represent, or in any way be connected with, and business or activity which is in direct or indirect competition with the business of the Buyer as it relates, in any manner, to the business of marketing computer hardware and software related products and services ("Competing Business"), whether such engagement shall be as a sales broker or agent, independent contractor, officer, director, shareholder, owner, employee, consultant, partner, affiliate or other participant, (ii) assist others in engaging in any Competing Business in the manner described in the foregoing clauses, (iii) directly or indirectly induce the customers or suppliers of the Seller (prior to the consummation hereof), (iv) directly or indirectly interfere with the business of the Buyer, or (v) induce any employees, officers, sub-brokers or agents or independent contractors of the Seller to terminate or discontinue their relationship with the Buyer following the consummation hereof, or engage in any Competing Business. Seller expressly understands that the foregoing restrictions may limit his ability to earn a livelihood in the business of marketing computer hardware and software or related products and services, but he nevertheless believes that he has received sufficient consideration and other benefits, as provided hereunder, to clearly justify such restrictions.

     9. Acknowledgement of rights. In furtherance of this Agreement, Seller hereby acknowledges that, from and after the Closing Date, Buyer has acceded to all of Seller's right, title. and standing to:

     (a) Receive all rights and benefits pertaining to the Assets and the agreements identified in Exhibit 9(a).

     (b) Institute and prosecute all suits and proceedings and take all actions that Buyer, in its sole discretion, may deem necessary or proper to collect, assert, or enforce any claim, right, or title of any kind in and to any and all of the Assets, and the agreements identified in Exhibit 9(b).

     (c) Defendant and compromise any and all such action, suits, or proceedings relating to such transferred and assigned rights, title, interest, and benefits and perform all other such acts in relation thereto as Buyer, in its sole discretion, deems advisable.

 10. Limited Warranty: Support. Seller hereby represents and warrants that the Inventory conforms in all material respects to the functional specifications et forth in Exhibit 10. With that sole exception, SELLER ASSIGNS THE INVENTORY TO BUYER "AS IS," AND SELLER DISCLAIMS ALL WARRANTIES EXPRESS OR IMPLIED WITH RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Buyer's exclusive remedy for breach of the foregoing warranty shall be to require Seller to correct any material nonconformance to such specifications or, at Seller's option, to receive repayment in full of the Purchase Price, together with any and all unrecouped costs and expenses relating to the Assets incurred by Buyer as of such repayment date.

11.     Indemnity.

     11.1 Indemnification. Seller will hold Buyer harmless and defend Buyer, at Seller's sole cost and expense, any claim, suit or proceeding brought against Buyer or its Affiliates (or appeal following the entry of any judgment) which is based upon a claim that (i) the Seller infringes any patent, copyright, or trade secret of any third party, or any other right of any third party in the Assets (including, without limitation, any right asserted by Seller or its Affiliates, provided Buyer gives Seller written notice within thirty (30) calendar days of receiving such claim, suit or proceeding. Seller will pay any damages and costs assessed against Buyer (or payable by Buyer pursuant to a settlement agreement) in connection with such proceeding.

     12.     Miscellaneous.

      12.1     Binding.    This Agreement shall inure to the benefit of,
and be binding upon, the parties hereto, together with their respective legal representatives, successors and assigns.

     12.2     Choice of Law.    This Agreement shall be governed by, and
construed in accordance with, the laws of the United and the State of Nevada, as applied to agreements entered into and to be performed entirely within Nevada between the parties.

     12.3     Notices.    Any notices given by either party hereunder
will be in writing and will be given by personal delivery, national overnight courier service, or by U.S. mail, certified or registered, postage prepaid, return receipt requested, to Seller or Buyer at the following addresses:

If to Buyer, to:                          with a copy to:

Robert T. Yarbray, President              John Holt Smith, Esq.
top-N-Sock, Ltd.                          Smith & Associates
79811 A Country Club Drive                1925 Century Park East,
Bermuda Dunes, California 92201           16th Fl.
Facsimile: 706.345.9932                   Los Angeles, CA 90067
                                  Facsimile: 310.286.1816

If to Seller, to:

Mahlon Meier, President
COST PLUS FIVE.COM, Inc.
2250 Airport Freeway, Suite 300
Bedford, TX 76022
Facsimile:

or to such other address as the party to whom notice is to be given may have furnished to each other party in writing in accordance herewith. All notices will be deemed effective upon personal delivery or five (5) days following deposit in th4e U.S. mail, or two (2) business days following deposit with any national overnight courier service.

     12.4     Entirety and Amendment.    This Agreement and all exhibits
hereto which are incorporated herein constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all other prior or contemporaneous agreements, any representations or communications, whether written or oral, between the parties. The terms of this agreement may not be amended except by a writing executed by both parties.

     12.5     Assignment.     This Agreement may not be assigned by
either part hereto without the prior written consent of the other party to this Agreement.

     12.6     Severability.     It is the desire and intent of the
parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any provisions of this Agreement shall be adjudicated to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision shall be automatically deemed amended, but only to the extent necessary to render such provision valid, legal and enforceable in such jurisdiction, such amendment to apply only with respect to the operation of such provision in such jurisdiction, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     12.7     Construction.

Inventory

All right, title and interest in any and all of the property asn assets of Seller, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located, including without limitation, the following:

(I) All equipment and fixtures, including without limitation, furniture, vehicles and other machinery and office equipment, together with all additions and accessions thereto, replacements therefor, products thereof and documents therefor.

(ii) All inventory, including without limitation (a) all raw materials, work in process and finished goods, and (b) all such goods which are returned to or repossessed by Seller, together with all additions and accessories thereto, replacements therefor, products thereof and documents therefor.

(iii) All accounts, chattel paper, contract rights and rights to the payment of money.

(iv) All general intangibles, including without limitation (a) customer and supplier lists and contracts, books and records, insurance policies, tax refunds, contracts for the purchase of real or personal property, and
(b) all goodwill of Seller.

(v) All copyrights, including (a) all original works of authorship fixed in any tangible medium of expression, all right, title and interest therein and thereto, and all registrations and recordings thereof, including all applications, registrations and recordings in the Copyright Officer or in any similar office or agency of the Untied States, and state thereof, or any foreign country or any political subdivision thereof, all whether now or owned or hereafter acquired by Seller, and
(b) all extensions or renewals thereof and all licenses thereof (collectively, the "Copyrights"). (vi) All patentable inventions, patent rights, shop rights, letters patent of the United States or any other country, all right, title and interest therein and thereto, and all registrations and recordings thereof, including (a) all patent registrations and recordings in the Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any foreign country or political subdivision thereof, all whether now owned or hereafter acquired by Seller, and (b) all reissues, continuations in part or extensions thereof and all licenses thereof (collectively the patents)

(vii) All trademarks, tradenames, trade styles and service marks, and all prints and labels on which said trademarks, tradenames, trade styles and service marks have appeared or appear, and all designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all right, title and interest therein and thereto, all registrations and recordings thereof, including (a) all applications, registrations, and recordings in the Patent and Trademark Office or in any similar office or agency of the United States, any state thereof, or any foreign country or any political subdivision thereof, all whether now owned or hereafter acquired by Seller, and (b) all reissues, extensions or renewals thereof and all licenses thereof (collectively, the trademarks) (viii) All goodwill of Seller's business symbolized by the Trademarks and all customer lists and other records of Seller relating to the distribution of products or provision of services bearing or covered by the Trademarks.

(ix) All information, including formulas, patterns, compilations, programs, devices, methods, techniques or processes, that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use, all whether now owned or hereafter acquired by seller (collectively, the trade secrets)

(X) all claims by seller against any person for past, present or future infringement of the patents, trademarks, copyrights, or trade secrets.

(Xi) All deposit accounts, money, certified securities, uncertified securities, instruments and documents.

In addition, the property covered hereby shall include, without limitation, all of the following, whether now owned or hereafter acquired, whether now existing or hereafter arising and wherever located:

(A) all attachments, accessions, accessories, tools, parts, supplies, increases and additions to and all replacements of and substitutions for any property described.

(B) All products of any of the property described herein

(C) All accounts, contract rights, general intangibles, instruments, rents, monies, payments and all other rights, arising out of a sale, lease or other disposition of any of the property described herein.

(D) All proceeds, including insurance proceeds, from the sale, license, destruction, loss or other disposition of any of the property described above.

(E) All records and data relating to any of the property described herein, whether in the form of a writing, photograph, microfilm, microfiche or electronic media, together with all of seller's right, title and interest in and to all computer software acquired to utilize, create, maintain, and process any such records or data on electronic media.

[CAPTION]
EXHIBIT 2.1

LIABILITIES EXISTING OR ASSUMED

1.  Business Loans:

Date of Loan Lender original amount present balance date due

2.  Other liabilities

EXHIBIT 2.1(A)

EXHIBIT 2.1(C)

EXHIBIT 2.4

EXHIBIT 6.3

EXHIBIT 6.4
LIABILTIES EXISTING OR ASSUMED

2.  Business loans;

Date of loan  lender   original amount    present balance      date due

2.  Other liabilities

[CAPTION]
EXHIBIT 9(A)

[CAPTION]
EXHIBIT 9(B)

[CAPTION]
EXHIBIT 10

[CAPTION]
Exhibit 10(d) Minutes of the Company April 13, 1999

Minutes of Special Meeting
of The Board of Directors of
CostPlusFive.com, Inc.
(a Nevada corporation)

April 13, 1999 - 4:00 P.M.
79811 "A" Country Club Drive, Bermuda Dunes, CA 92201


A SPECIAL MEETING of the Board of Directors was held of the date and at the place above written for the purpose of reorganizing the Board of Directors and Officers of this company and restructuring its capital funding priorities.

Roll call was made by the secretary. In attendance were Robert T. Yarbray, President/Chairman, Donald R. Smallman, Frank Scivally, Mahlon Meyer and Bill Barker. George R. White Secretary/Treasurer/Director was in attendance via conference call.

Motion was duly made, seconded and carried that the reading of the minutes of the previous Special Meeting of the Shareholders of this corporation, held on Apri 12, 1999 be waived for reading and approval at the next Special or Regular meeting of the Board of Directors. Motion carried.

The Chairman ten read resignations from the Board of Directors and Officers capacities from
himself, Robert T. Yarbray and also George R. White.   The resignations
were
unanimously accepted by the board.

The Chairman then appointed Mahlon Meyer "Temporary Chairman" and passed the gavel to him. The board immediately elected Mr. Meyer, chairman of the Board by unanimous vote. Mr. Meyer than called the meeting to order under his direction and Chairmanship.

The first order of business was to elect new officers of this corporation. The following slate of Officers was elected:

Mahlon Meyer, President and CEO
Donald Smallman, Secretary
Frank Scivally, Treasurer
William Barker, Vice-President

The next order of business was the signing of Waivers of Notice of this Special meeting. All present signed. George White agreed to sign via fax.

A Resolution was then unanimously adopted to cancel stock certificates No's 1163 X724,000; 1164 X 500,000; 1165 X 1,240,000; and 1166 X
1,240,000, issued to Al Kau, Cherry Kau, Christina C. Hannaman and Arthur Pryor, respectfully. A copy of the Resolution is to be attached to and made a permanent part of these minutes.

A Resolution was unanimously adopted to authorize the officers of this corporation t9o sell up to one million (1,000,000) shares of common stock to qualified investors under SEC Rule 144. A copy of the Resolution is to be attached to and made a permanent part of these minutes.

A Resolution was unanimously adopted to authorize this corporation to accept the ownership of the web site known as www.costplusfive.com and domain name of CostPlusFive.com from Frank Scivally and Donald Smallman for ten ($10.00) consideration.

There being no further business to come before this Special Meeting, it was adjourned at 6:30 P.M.

DATED this 13th day of April, 1999.


[CAPTION]
Exhibit 10(e). Agreement with Specialized Leasing

ASSET ACQUISITION AGREEMENT


             THIS AGREEMENT (hereinafter "the agreement"), is made and entered into as of the 20th day of March, 2000, by and between COMPUTERXPRESS.COM, INC., a Nevada corporation (hereinafter "CPXP"), and SPECIALIZED LEASING, INC., a Nevada Corporation, (hereinafter "SPLI"), provides as follows:


             1.  RECITALS:

             This agreement is made and entered into with reference to the following facts and circumstances:

             A. SPLI is a newly formed corporation which intends to engage in the business of leasing computer systems to medical, dental and real estate professionals, and is interested in

             B. CPXP is in the business of selling computer systems and is interested in becoming the exclusive supplier of SPLI.

             2.  EXCLUSIVE RIGHT TO SUPPLY COMPUTERS AND SYSTEMS


             SPLI hereby grants to CPXP, the exclusive right to supply SPLI with "Mobile office computer systems" for its medical, dental and real estate clients. These mobile systems are comprised of a package for each medical, dental or real estate professional, consisting of :

             1. One desktop computer, built to specifications of SPLI;
             2.  One laptop computer
             3.  Digital camera
             4.  Digital cellular telephone; and
             5. Optional electronic peripherals, such as palm top computers.

             3.  REPRESENTATIONS AND WARRANTIES OF SPLI.

             SPLI hereby represents and warrant to CPXP as follows:

             A. SPLI. is a corporation duly formed and validly existing and in good standing under the laws of the state of Nevada, and has all necessary corporate powers to own its properties and carry on its business as now owned and operated by it, and is in good standing in every jurisdiction in which failure to qualify would have a material adverse affect on its business and financial condition, and has the corporate power to enter into and perform this agreement.

             B. SPLI has the full corporate power, right and authority to make, execute, deliver and perform this Agreement and all other instruments and documents required or contemplated hereunder, and to take all steps and to do all things necessary and appropriate to consummate the transactions contemplated herein. Such execution, delivery and performance of this Agreement and all other instruments and documents to be delivered hereunder have been duly authorized by all necessary corporate action on the part of SPLI, and will not contravene or violate or constitute a breach of the terms of either of its Articles of Incorporation, founding documents, or By-Laws, or conflict with, result in a breach of, or entitle any party to terminate or call a default with respect to any instrument or decree to which either is bound or any contract or any instrument, judgment, order, decree, law, rule or regulation applicable to it. Neither SPLI, nor their shareholders is a party to, or subject to, or bound by any judgment, injunction, or decree of any court or governmental authority or agreement which may restrict or interfere with its performance of this Agreement. This Agreement has been duly executed and delivered and constitutes, and the other instruments and documents to be delivered by SPLI and The Comedy Magazine hereunder will constitute, the valid and binding obligations of both of them, enforceable against it in accordance with their respective terms.

             C. Except as otherwise set forth herein, no consent of any party to any contract or arrangement to which SPLI is a party or by which either is bound is required for the execution, performance, or consummation of this Agreement.

             D. There are no actions, suits, proceedings, orders, investigations or claims pending or, to either SPLI, threatened against either one of them, at law or in equity, or before any federal, state or other governmental body.

             E. The representations and warranties contained in this Section will be accurate, true and correct, in all respects, on and as of the date of Closing as though made at such date in identical language.

             F. Neither SPLI, nor any of its officers and directors has ever been convicted of any felony or misdemeanor offense involving moral turpitude; nor have they been the subject of any temporary or permanent restraining order resulting from unlawful transactions in securities; nor are they now, or have they ever been, a defendant in any lawsuit alleging unlawful business practices or the unlawful sale of securities; nor have they been the debtor in any proceedings, whether voluntary or involuntary, filed in the U.S. Bankruptcy Court.

             G. The execution, delivery and performance of this agreement by SPLI does not require the consent, waiver, approval, license or authorizations of any person or public authority which has not been obtained, does not violate, with or without the giving of notice or the passage of time or both, any law applicable to either SPLI and does not conflict with or result in a breach or termination of any provisions of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of SPLI or The Comedy Magazine.

             H. SPLI have complied with all laws, ordinances, regulations and orders which have application to their respective businesses, the violation of which might have a material adverse effect on their respective financial condition or results of operations, and possesses all governmental licenses and permits material to and necessary for the conduct of their respective business, the absence of which might have a material adverse effect on their respective financial condition or results of operations. All such licenses and permits are in full force and effect, no violations are or have been recorded in respect of any such licenses or permits, and no proceeding is pending or threatened to revoke or limit any such licenses or permits.

             6.  REPRESENTATIONS AND WARRANTIES  OF CPXP

             CPXP hereby represents and warrants as follows:

             A. CPXP is a corporation duly formed and validly existing and in good standing under the laws of the state of Nevada, it has all necessary corporate powers to own its properties and carry on its business as now owned and operated by it, and is in good standing in every jurisdiction in which failure to qualify would have a material adverse affect on its business and financial condition, and has the corporate power to enter into and perform this agreement, subject only to the approval of its shareholders.

             B. CPXP has the full corporate power, right and authority to make, execute, deliver and perform this Agreement and all other instruments and documents required or contemplated hereunder, and to take all steps and to do all things necessary and appropriate to consummate the transactions contemplated herein. Such execution, delivery and performance of this Agreement and all other instruments and documents to be delivered hereunder have been duly authorized by all necessary corporate action on the part of CPXP, and will not contravene or violate or constitute a breach of the terms of either of its Articles of Incorporation, founding documents, or By-Laws, or conflict with, result in a breach of, or entitle any party to terminate or call a default with respect to any instrument or decree to which either is bound or any contract or any instrument, judgment, order, decree, law, rule or regulation applicable to it. CPXP is not a party to, or subject to, or bound by any judgment, injunction, or decree of any court or governmental authority or agreement which may restrict or interfere with its performance of this Agreement. This Agreement has been duly executed and delivered and constitutes, and the other instruments and documents to be delivered by CPXP hereunder will constitute, the valid and binding obligations of it, enforceable against it in accordance with their respective terms, subject to the approval of its shareholders.

             C. Except as otherwise set forth herein, no consent of any party to any contract or arrangement to which CPXP is a party or by which either is bound is required for the execution, performance, or consummation of this Agreement.

             D. The representations and warranties contained in this Section will be accurate, true and correct, in all respects, on and as of the date of Closing as though made at such date in identical language.

             E. Neither CPXP, nor any of its officers and directors has ever been convicted of any felony or misdemeanor offense involving moral turpitude; nor have they been the subject of any temporary or permanent restraining order resulting from unlawful transactions in securities; nor are they now, or have they ever been, a defendant in any lawsuit alleging unlawful business practices or the unlawful sale of securities; nor have they been the debtor in any proceedings, whether voluntary or involuntary, filed in the U.S. Bankruptcy Court.

             F. The execution, delivery and performance of this agreement by CPXP does not require the consent, waiver, approval, license or authorizations of any person or public authority which has not been obtained, does not violate, with or without the giving of notice or the passage of time or both, any law applicable to CPXP, and does not conflict with or result in a breach or termination of any provisions of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of CPXP.

             G. CPXP has complied with all laws, ordinances, regulations and orders which have application to its business, the violation of which might have a material adverse effect on its financial condition or results of operations, and possesses all governmental licenses and permits material to and necessary for the conduct of its business, the absence of which might have a material adverse effect on their respective financial condition or results of operations. All such licenses and permits are in full force and effect, no violations are or have been recorded in respect of any such licenses or permits, and no proceeding is pending or threatened to revoke or limit any such licenses or permits.

             4.  NOTICES

             Any notices called for in this agreement shall be effective upon personal service or upon service by first class mail, postage prepaid, to the parties at such addresses to be designated by the parties in writing.

             5.    MISCELLANEOUS PROVISIONS:

             This agreement shall be construed in accordance with the laws of the State of Nevada.

             This agreement shall be binding upon and shall inure to the benefit of the parties hereto, their beneficiaries, heirs, representatives, assigns, and all other successors in interest.

             Each of the parties shall execute any and all documents required to be executed and perform all acts required to be performed in order to effectuate the terms of this agreement.

             This agreement contains all of the agreements and understandings of the parties hereto with respect to the matters referred to herein, and no prior agreement or understanding pertaining to any such matters shall be effective for any purpose.

             Each of the parties hereto has agreed to the use of the particular language of the provisions of this Agreement, and any question of doubtful interpretation shall not be resolved by any rule of interpretation against the party who causes the uncertainty to exist or against the draftsman.

             This agreement may not be superseded, amended or added to except by an agreement in writing, signed by the parties hereto, or their respective successors-in-interest.

             Any waiver of any provision of this agreement shall not be deemed a waiver of such provision as to any prior or subsequent breach of the same provision or any other breach of any other provision of this agreement.

             If any provision of this agreement is held, by a court of competent jurisdiction, to be invalid, or unenforceable, said provisions shall be deemed deleted, and neither such provision, its severance or deletion shall affect the validity of the remaining provisions of this agreement, which shall, nevertheless, continue in full force and effect.

             The parties may execute this agreement in two or more counterparts, each of which shall be signed by all of the parties; and each such counterpart shall be deemed an original instrument as against any party who has signed it.

             The parties shall use their reasonable best efforts to obtain the consent of all necessary persons and agencies to the transfer of shares provided for in this agreement.

             IN WITNESS WHEREOF, the parties have executed this agreement as of the day and year first above written.


   COMPUTERXPRESS.COM, INC.


           FRANKLIN SCIVALLY

   By__________________________________

           FRANKLIN SCIVALLY
      Secretary






   SPECIALIZED LEASING, INC.


             GEORGE R. WHITE

   By_________________________________

             GEORGE R. WHITE,
       President



           ____________________________
          Donald R. Smallman, Secretary


[CAPTION]
Exhibit 14.  Report of Former Independent Accountant

Independent Auditor's Report dated April 2, 1999
Financial Statements
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Changes in Stockholder's Equity
Notes to Financial Statements

The Board of Directors
CostPlusFive.com, Inc.
(Formerly Stop-N-Sock, Ltd.)
Bermuda Dunes, California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of CostPlusFive.com, Inc., a Development Stage Company (Formerly Stop-No-Sock, Ltd.) as of March 31, 1999 and 1998, and the related Statements of Operations, Cash Flows, Changes in Shareholders' Equity and Loss and Accumulated Deficit for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CostPlusFive.com, Inc., a Development Stage Company(Formerly Stop-N-Sock, Ltd.) As of March 31, 1999 and 1998, the results of its operations, and its cash flows, for the two years ended March 31, 1999 in conformity with generally accepted accounting principles.

JULIUS OTTO
Julius A. Otto
Monterey Park, California
April 2, 1999
(except as to Notes A,C,D,G,H, and I,
the date of which is September 15, 1999)































COSTPLUSFIVE.COM, INC.
(A Development Stage Company)
Comparative Balance Sheets
As of March 31, 1999 and 1998

                                                         March 31,
March 31,

          1999             1998

             ASSETS

Current Assets:
 Cash in banks                                           $    210
$   210
                                                        _________
__________
 Total Current Assets                                    $    210
$   210
                                                        _________
__________
Property and Equipment (net)                               22,500
26,786

Other Assets:
 Land held for future use                                 860,555
860,555
                                                        _________
__________
   Total Other Assets                                     860,555
860,555
                                                        _________
__________
TOTAL ASSETS                                              883,265
897,297

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accrued expenses                                         $357,497
57,417
 Notes payable                                            $562,500
711,269
 Advances from officers and stockholders                   352,826
28,985
 Debentures                                                 50,000
150,000

                                                         _________
__________
Total Current Liabilities                                1,322,823
947,671
                                                         _________
__________
Stockholders' Equity:
 Common stocks, $.001 par value
   Authorized shares-50,000,000 and 25,000,000
   Issued and outstanding shares-19,842,000 shares
     and 1,850,000 shares, respectively                    19,842
 1,850
Paid in capital                                         2,721,003
200,097
Deficit accumulated during the development stage        2,655,403
(252,321)
     Total Stockholders' Equity                          _________
__________
                                                           85,442
(50,374)
                                                         _________
__________
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                249,524
897,297
                                                         ========
==========





[CAPTION]
COSTPLUSFIVE.COM, INC.
(A Development Stage Company)
Comparative Statement of Loss and Accumulated Deficit
For the years ended March 31, 1999 and 1998

                                            Cumulative
                                            During
                                            Development         March 31,

   March 31,                                Stage                1999
        1998

Revenue                                   $                   $

  $

Cost and Expenses:
 General and administrative expenses         2,327,162          2,207,322
       119,840
 Interest expense                              320,741            191,474
       129,267
 Depreciation                                    7,500              4,286
         3,214
                                             __________
___________      ________
   Total Expenses                            2,655,403          2,403,082
       252,321
                                             __________
___________      ________

Net Loss                                     2,655,403          2,403,082
       252,321
                                             __________
___________      ________

Loss Per Share                             $                   $
    $


Weighted average shares outstanding
(.012)          (.014)


[CAPTION]
COSTPLUSFIVE.COM, INC.
(A Development Stage Company)
Comparative Statements of Cash Flows
For the period January 7, 1997 (inception) to March 31, 1999

                                            Cumulative
                                            During
                                            Development           March
31,      March 31,
                                            Stage                  1999
        1998

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                               (2,655,403)
(2,403,082)        (252,321)
   Adjustments to reconcile net loss to
     net cash used by operating activities:
     Depreciation & amortization               7,500                4,286
          3,214
     Services paid by stocks                      -                    -
             -
     Notes receivable                       (525,000)
(525,000)
     Accrued expenses (525,000)              357,497              300,000
         57,417
     Advances from officers & shareholders   352,826              323,841
         28,985
                                           __________
__________         __________
NET CASH USED BY OPERATING ACTIVITIES      (2,462,580)
(2,299,875)       (162,705)
                                           __________
__________         __________

NET CASH FROM INVESTING ACTIVITIES
 Acquisition of property and equipment       (30,000)                  -
        (30,000)
 Land - site for future development         (860,555)                  -
       (860,555)
                                           __________
__________        __________
NET CASH USED BY INVESTING ACTIVITIES       (860,555)                  -
       (860,555)
                                           __________
__________        __________

CASH FLOWS FROM FINANCING ACTIVITIES
 Notes payable                               712,500
(148,769)        861,269

 Proceeds from issuance of common stock    2,640,845
2,438,898         201,947
                                           __________
__________        __________
NET CASH PROVIDED BY FINANCING ACTIVITIES  3,353,345
2,290,129       1,063,216
                                           __________
__________        __________
INCREASE (DECREASE) IN CASH                      210
(9,746)          9,956

BEGINNING CASH                                    -
9,956               -

                                           __________
__________        __________
ENDING CASH                              $       210           $
210      $    9,956
                                           ==========
==========        ==========

DISCLOSURE FROM OPERATING ACTIVITIES
 Interest expense                                              $  191,474
         98,563


NON CASH DISCLOSURE



[CAPTION]
COSTPLUSFIVE.COM, INC.
(A Development Stage Company)
Statement of Stockholders' Equity
For the period January 5, 1997 (inception) to March 31, 1999



                                     Deficit
                                     Accumulated      Number of
Common       Additional
                                     During           Shares
Stock@       Paid-In
                                     Development      Outstanding     Par
Value    Capital
                                     Stage
                                     -----------      -----------     ---
-----    -----------
Balance at September 23, 1996
(inception)                                   -     $       -     $    -
     $       -

Net loss - March 31, 1998
        (252,321)

Stocks issued for cash                 1,850,000        1,850
200,097

                                      -----------    ----------    ------
-       -----------

Balance at March 31, 1998              1,850,000        1,850
200,097       (252,321)

Net loss - March 31, 1999                                 (2,403,082)


Shares issued for services            14,994,000       14,994
1,732,504

Shares issued for cash                 2,998,000        2,958
788,402

Shares issued for cash at
$2.00 per share
                                      -----------    ----------    ------
-       -----------

Balance at March 31, 1999             19,842,000       19,842
2,721,003      (2,655,403)






























CostPlusFive.com, Inc.
(A Development Stage Company)
Consolidated Notes to Financial Statements

NOTE A      DESCRIPTION OF THE BUSINESS AND ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

CostPlusFive.com, Inc. formerly known as "Stop-N-Sock, Ltd." (the Company) was incorporated under the laws of the state Nevada on January 15, 1997.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada including, without limitation, to engage in the business of selling computer products through electronic commerce (e-commerce).

The Company has been in the development stage since its inception on
January 15, 1997.   Planned principal operations have yet not commenced
since then. There were no activities from its inception date through March 31, 1999.

 SIGNIFICANT ACCOUNTING POLICIES

1.  The Company uses the accrual method of accounting.

2. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

3. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

4. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

5. Depreciation; The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

6. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

NOTE B - PROPERTY AND EQUIPMENT

The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1999             1998
                                    --------         --------

Furniture and equipment             $30,000          $30,000
Less accumulated depreciation        (7,500)          (3,214)
                                    --------         --------
Total                               $22,500          $26,786
                                    =======          =======

NOTE C - NOTES RECEIVABLE

On February 22, 1999, the Company sold 2,400,000 shares of its common stock, to an unrelated accredited investor, pursuant to the exemption set forth in Regulation D, Rule 504, to an unrelated party in exchange for two promissory notes at a price of $0.25 per share, for total proceeds of $600,000. On April 6, 1999, the Company sold another 1,000,000 shares to the same unrelated party on a promissory note, and sporadic payments were made on the notes until May, 1999. The notes were consolidated into one note on May 12,1999. NO underwriter was used in either transaction. The promisor defaulted on the second payment of the consolidated note due May 31, 1999. On June 6, 1999, the Company rescinded the transaction and issued stop transfers on the shares of common stock sold. The promisor on the consolidated note failed to return the shares for cancellation or pay for the shares, so the Company filed a lawsuit in federal court in the Central District of Los Angeles, California to obtain cancellation of the shares issued.

Neither of the notes mentioned above bear interest and interest has not been imputed since they are currently payable.

NOTE D - OTHER NOTES PAYABLE

Notes payable consist of the following: Note Payable to a Stockholder in the amount of $250,000 secured by a first trust deed on the golf driving range site, payable interest only monthly in the amount of $3,125, interest at 15% per annum, all due and payable September 26, 2000.

Note payable in the original amount of $148,769 for the acquisition of the land, secured by a second trust deed on the golf driving range site. This note, plus significant foreclosure costs were paid by certain stockholders of the Company. The new note has not been recorded with the County Recorder, repayment terms have not been determined but the principal amount is approximately $336,000, which amount represents the cash advanced to payoff this note, plus foreclosure costs and to bring the note payable to a stockholder(described in the next paragraph), secured by a third trust deed in the principal amount of $312,500 current. Included also in the $336,000 are amounts advanced to the company to settle certain lawsuits that arose out of the initial purchase of the real property. Such additional costs have been charged to interest expense and foreclosure costs. See also Note A wherein these stockholders were given title to the land.

Note Payable to a Stockholder in the amount of $312,500, secured by a third trust deed on the golf driving range site, payable interest only quarterly, from May 20, 1997 at 7.25% (quarterly payment is $5,664) all due and payable October 18, 1999.

NOTE E - CONVERTIBLE SUBORDINATED DEBENTURES PAYABLE

The Board of Directors, on July 17, 1997, authorized the sale and issue of a total of $150,000 in convertible debentures are unsecured, bear interest at 10%, which is to be accrued and paid on the first day of the thirteenth month after the day of issuance.

On the date of issuance there was no determinable market value for the common stock of the Company and it is solely up to the debenture holder to determine conversion.

The debentures, together with the accrued interest, are convertible into 1,000 shares of the Company's common stock for each $1,000 principal amount no sooner than the sixth day of the thirteenth month of the date of issuance. Prior to March 31, 1999 $100,000 of these debentures have been converted to common stock. The remainder are due and payable during the months of April and May 1999.

NOTE F - RELATED PARTY TRANSACTIONS

During the period from May20, 1997 (date that development plans commenced for the golf driving ranger land site) through march 31, 1999, there were certain transactions with related parties. These transactions were the acquisition of the rights to acquire the land from the limited partnership by the issued of common stock disclosed in the notes to these financial statements, notes payable executed to certain stockholders to finance the acquisition of the land, common stock issued to acquire the furniture and equipment used by the Company, and the issue of the original restricted "founders" stock.

There were not other relater party transactions except for occasional minor loans to the Company by its President prior to March 1, 1999. Such minor loans were repaid as cash became available.

NOTE G - LEASE COMMITMENT AND CONTINGENCIES

The Company leases its office space under a month to month lease/rental agreement. Monthly rental expense payments are $800.

NOTE H - LEGAL PROCEEDINGS

On June 18, 1999, the Company filed a lawsuit in federal court for the Central District of California, Case No. 99-06010RAP(MANx), against Investor's Equity Corp., Wall Street Trading Group, and others, seeking to cancel 3,400,000 common shares the Company issued on a promissory note to the defendants, who defaulted on the promissory note. Defendants filed a counterclaim, alleging breach of contract, defamation, fraud and securities violations. The Company is confident that it will be successful in obtaining the cancellation of the shares or their value, due to the fact that the shares were not paid for by defendants. The Company also believes that the counterclaim is without merit, because the defendant/cross complainant was given full access to all corporate information when he entered into the transaction and has no loss or damage. This belief is based on the fact that the shares were not paid for. However, the lawsuit is being vigorously defended by the promisor and there can be no assurance that the Company will win. The outcome of the lawsuit depends upon many factors, such as the Judge's decisions in the case.

NOTE I - SUBSEQUENT EVENTS

Prior to March 1, 1999, the principal activity of the Company was its plan to develop the land it had acquired through the issue of common stock, to Stop-N-Sock Seed, Ltd. (a limited partnership) in the states amount of $155,036 to acquire the rights and obligations of the ownership of land held by that partnership, the execution of notes payable in the amount of $686,503, which were recorded as liens against the land on which the golf driving range site was to be built and the payment of $19,016 in engineering and archaeological costs. total capitalized cost for the land was thus $860,555.

During the month of March, 1999 the costs to maintain the office facilities and study the new direction of the Company were minor and have not been broken out in the accompanying statement of operations.


[CAPTION]
Exhibit 16.  Letter from Former Independent Accountant

Julius Otto
Certified Public Accountant
2845 West Valley Boulevard
Alhambra, CA 91803-1818

August 16, 2000

Securities Exchange Commission
Washington, D.C.  20549

Re: ComputerXpress.com, Inc.

Gentlemen:

The undersigned is the former independent accountant for ComputerXpress.com, Inc., formerly known as CostPlusFive.com, Inc. I have read the facts set forth in Item 3 of the Company's Form 10SB, amendment number 3, and agree with the circumstances of my replacement as set forth therein.

Sincerely yours,

      Julius Otto
     -----------------------
      JULIUS OTTO
      August 16, 2000
      Alhambra, California